

2022

Notice of annual meeting and proxy statement.



April 7, 2022

203 East Main Street
Spartanburg, South Carolina 29319

To Our Stockholders:

In 2021, we continued to navigate unchartered waters as the COVID-19 pandemic impacted our business and our industry. Through these challenging times, we met every obstacle with a renewed sense of resilience, doubling down on our purpose – We Love to Feed People – to best serve our guests, our people, and our communities.

We took decisive steps to strengthen our system while steadily progressing towards a return to our 24/7 heritage. Our Board and our Executive Leadership Team worked in lockstep to implement enhanced communications, develop new safety protocols, introduce streamlined menus and add innovative products to meet our guests' evolving preferences.

As COVID-19 continued to disrupt everyday life, we prioritized consumer convenience and successfully built on our existing Denny's on Demand platform to deploy alternative service delivery models and roll out two new virtual restaurant concepts: The Meltdown and The Burger Den. Both concepts continue to drive incremental growth while growing our audience and strengthening our foothold in key markets across the US.

Our ongoing digital transformation – including the relaunch of Denny's.com, Denny's on Demand and our mobile app – gave customers new and more personalized ways to interact with the brand, whether ordering delivery, picking up food to go or enjoying the comfort of one of our booths.

Our franchisees and our restaurant teams are the backbone of our brand and, in recognition of the unprecedented challenges brought on by the pandemic, we provided over $15 million in direct financial assistance to our franchise partners and continued salaries for all unit-level management in Company stores, even during periods restaurants were closed. We also invested in benefit programs for all active and furloughed employees and enabled remote work protocols to help attract talent to Denny's.

We have built a diverse and inclusive workforce through our commitment to embracing the unique qualities of each employee and valuing differences in thought, culture, and experiences. In support of this commitment, we continually remind our restaurant operators of the Rules We Live By: 1) Everyone is welcome to dine at Denny's, 2) Everyone is treated like our favorite guest and 3) Everyone is shown kindness and respect.

Feeding our guests bodies, minds and souls is the reason we exist, and we are determined to fulfill that purpose while operating as a responsible steward for our planet and our people. That is why Denny's purchasing decisions are guided by a commitment to animal welfare and responsible sourcing. We have made great strides to reduce energy and waste and will continue dedicating resources to make our business more sustainable. Through our partnership with No Kid Hungry, we raised $1.5 million for children facing hunger in the US in 2021.

During times of upheaval, it's our belief that continuity in senior leadership is paramount. To retain the senior leadership talent that has consistently delivered strong results for our stockholders, we adjusted compensation programs to preserve a strong linkage between pay and performance. Together with the Board, Denny's leadership successfully reduced operating costs across the board and refined our capital structure to ensure the health and resilience of our business. As a result, our Adjusted EBITDA was well above our expectations, and we were able to limit permanent store closures while seeing encouraging sales trends across the system.

Sound strategies and effective leadership teams with a long-term focus have contributed to Denny's 67 years of endurance. Continued oversight of these strategies by our diverse and experienced Board, coupled with officer equity holding requirements, will ensure our focus on near-term success remains aligned with long-term stockholder interest and ultimately the fulfillment of our brand purpose for many years to come.

Thank you for your continued interest and ongoing support of the Denny's brand.

With Respect and Gratitude,

Brenda J. Lauderback
Board Chair

John C. Miller
CEO

DENNY'S
NOTICE OF 2022 ANNUAL MEETING OF STOCKHOLDERS

When	Where	Record Date
Date and Time May 18, 2022 11:00 AM (Eastern Time)	Online at www.virtualshareholdermeeting.com/DENN2022	Stockholders as of March 22, 2022 are entitled to vote.

VOTING ITEMS

Proposals	Board Vote Recommendation	For Further Details
1. To elect the 9 directors named in this proxy statement	✓ FOR each director nominee	See page 8
2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 28, 2022	✓ FOR	See page 19
3. To approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in this proxy statement	✓ FOR	See page 21
4. To vote on a stockholder proposal that requests the board of directors oversee the preparation of an analysis, made publicly available, of the feasibility of increasing tipped workers' starting wage to a full minimum wage	✗ AGAINST	See page 43

Stockholders will also transact such other business as may properly come before the annual meeting of the stockholders to be held on May 18, 2022 (the "Annual Meeting"), or any adjournment or postponement thereof.

IMPORTANT NOTICE REGARDING THE AVAILBILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 18, 2022

The proxy statement and the 2021 Annual Report of Denny's Corporation are available at http://materials.proxyvote.com/24869P.

<p style="text-align:center;color:red;font-weight:bold;">YOUR VOTE IS IMPORTANT</p>

We are committed to ensuring, to the extent possible, that stockholders will be afforded the ability to participate at the virtual meeting similarly to how they would participate at an in-person meeting. The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your unique 16-digit control number ("Control Number") found on your proxy card or voting instruction form ("VIF"). Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/DENN2022.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the Annual Meeting begins at 11:00 a.m. (Eastern Time) on May 18, 2022.

Whether or not you plan to attend the Annual Meeting, we urge you to cast your vote in advance of the Annual Meeting via one of the methods described below and in the attached Proxy Statement. The Proxy Statement contains important information for you to consider when deciding how to vote on the above items. You do not need to attend the Annual Meeting in order to vote.

By Order of the Board of Directors



Gail Sharps Myers
Executive Vice President, Chief Legal Officer,
Chief People Officer &
Secretary

PROXY STATEMENT TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS This proxy statement contains forward-looking statements. All statements contained in this proxy statement other than statements of historical fact, including statements relating to trends in or expectations relating to the expected effects of our initiatives, strategies, and plans, as well as trends in or expectations regarding our financial results and long-term growth model and drivers, and regarding our business strategy and plans and our objectives for future operations, are forward-looking statements. The words "can," "believe," "may," "will," "continue," "anticipate," "intend," "expect," "seek," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends. These statements are subject to a variety of risks and uncertainties that could cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, the risks detailed in our filings with the Securities and Exchange Commission, including the Risk Factors section of our Annual Report on Form 10-K for the fiscal year ended December 29, 2021. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this proxy statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results. We assume no obligation to update any of these forward-looking statements after the date of this proxy statement.

PROXY STATEMENT

April 7, 2022

GENERAL

Introduction

The Annual Meeting of Stockholders of Denny's Corporation, a Delaware corporation, will be held virtually on Wednesday, May 18, 2022, at 11:00 a.m., Eastern Time (the "Annual Meeting"), for the purposes set forth in the accompanying Notice of Meeting. **This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Denny's Corporation (the "Board") to be used at the upcoming Annual Meeting.** The information provided herein concerns not only Denny's Corporation, but also Denny's, Inc., a subsidiary which Denny's Corporation wholly owns. Substantially all operations of Denny's Corporation are currently conducted through Denny's, Inc. Because the Annual Meeting is virtual and being held via live webcast, stockholders will not be able to attend the Annual Meeting in person but may participate by joining the live webcast as further described below.

Stockholder Voting

You may vote at the Annual Meeting either by proxy or personally at the Annual Meeting. Only holders of record of common stock of Denny's Corporation, par value $0.01 per share (the "Common Stock"), as of the close of business on March 22, 2022 (the "Record Date") will be entitled to notice of, and to vote at, the Annual Meeting. This Proxy Statement is first being made available to each such stockholder beginning on or about April 7, 2022.

Voting by Proxy

To vote by proxy, you must either properly execute and return (prior to the Annual Meeting) the proxy card or follow the instructions set forth in the enclosed proxy card to vote by phone or on the Internet. Where you have appropriately specified how your proxy is to be voted, it will be voted accordingly. **If no specifications are made, your proxy will be voted (i) in favor of the nine (9) nominees to the Board; (ii) in favor of the selection of KPMG LLP as the independent registered public accounting firm of Denny's Corporation and its subsidiaries (collectively, the "Company") for the fiscal year ending December 28, 2022; (iii) in favor of the non-binding advisory resolution to approve the compensation of the Company's named executive officers, as described herein; and (iv) against a stockholder proposal that requests that the Board oversee the preparation of an analysis, made publicly available, of the feasibility of increasing tipped workers' starting wage to a full minimum wage.** The Company does not know of any matter that is not referred to herein to be presented for action at the Annual Meeting. If any other matter of business is brought before the Annual Meeting, the proxy holders may vote the proxies at their discretion.

If you execute a proxy, you may revoke it at any time before it is exercised by delivering a written notice to Gail Sharps Myers, Executive Vice President, Chief Legal Officer, Chief People Officer and Secretary of Denny's Corporation prior to the date of the Annual Meeting at Denny's Corporation's corporate offices, 203 East Main Street, Spartanburg, South Carolina 29319, by executing and delivering a later-dated proxy, or by participating in the virtual meeting and voting online. If you vote by telephone or by accessing the Internet voting website (which is separate from the meeting website described further below), you may also revoke your proxy by re-voting using the same procedure no later than 11:59 p.m., Eastern Time, on Tuesday, May 17, 2022.

Voting at the Meeting

Many of our stockholders hold their shares through stockbrokers, banks, or other nominees, rather than directly in their own names. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are a stockholder of record. As a stockholder of record, you have the right to grant your voting proxy directly to the Company and vote your shares by proxy in the manner described above, or you may personally vote your shares at the Annual Meeting. To participate and vote personally at the meeting, visit www.virtualshareholdermeeting.com/DENN2022, using the 16-digit control number on the Notice of Internet Availability of Proxy Materials (the "Notice") or proxy card. Even if you plan to participate in the meeting, we recommend that you vote in advance by proxy, in case you later change your mind and determine not to participate in the meeting.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or other nominee, who is considered to be the stockholder of record. As the beneficial owner, you have the right to tell your nominee how to vote, and you are also invited to attend the Annual Meeting online. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting online unless you obtain a legal proxy from your nominee authorizing you to do so. Your nominee has sent you instructions on how to direct the nominee's vote. You may vote by following those instructions and the instructions in the Notice.

Voting Requirements

At the Annual Meeting, holders of Common Stock will have one vote per share and a quorum, consisting of a majority of the outstanding shares of Common Stock as of the Record Date, represented in person or by proxy, will be required for the transaction

of business by stockholders. A quorum being present, directors will be elected and the other actions proposed in the accompanying Notice of Meeting will be decided by a majority of votes cast on the matter. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum has been reached, but will not be counted in determining the number of shares voted "for" or "against" any director-nominee or on any other proposal, and therefore will not affect the outcome of any proposal. As of the close of business on the Record Date, 61,712,452 shares of Common Stock were issued and outstanding and entitled to be voted at the Annual Meeting.

Participating in the Annual Meeting

This year's Annual Meeting will be a completely virtual meeting of stockholders and will be webcast live over the Internet. Please go to www.virtualshareholdermeeting.com/DENN2022 for instructions on how to participate in the Annual Meeting. Any stockholder may participate and listen live to the webcast of the Annual Meeting over the Internet at such site. Stockholders as of the Record Date may vote and submit questions either in advance of or while participating in the Annual Meeting via the Internet by using the 16-digit control number included in the Notice or proxy card that accompanied these proxy materials. The webcast starts at 11:00 a.m., Eastern Time. We encourage you to access the meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Stockholder Meeting log-in page.

Why a Virtual-Only Meeting?

Denny's has conducted virtual-only annual stockholder meetings since 2016 and will do so again in 2022. In addition to promoting the health and safety of our employees, stockholders and their families during the ongoing COVID-19 pandemic, the decision to continue to conduct virtual-only annual stockholder meetings is driven by a number of factors discussed below.

Denny's ownership is closely held. Currently approximately 70% of Denny's outstanding common stock is held by 20 institutional stockholders, and approximately 80% is held by 40 institutional stockholders. We maintain an active dialogue with our institutional stockholders particularly following our year-end earnings release in February of each year. Over the last five years that we conducted meetings with the traditional meeting format, only once did any of our top 40 stockholders attend our annual meeting. Conducting the annual meeting virtually increases the opportunity for all stockholders to participate and communicate their views to a much wider audience.

Minimal stockholder attendance when we utilized the traditional meeting format. Over the last five years that we conducted traditional annual meetings, we had only three retail stockholders (aside from employees and directors) who regularly attended our annual stockholders meetings. Our total stockholder attendance from 2011 to 2015 (aside from employees and directors) dwindled from eight to three. Our regular attendees have generally continued to participate in the virtual-only meetings, making comments and/or asking questions through the virtual meeting format provided.

A virtual-only meeting format offers significant time and cost savings to both the Company and its investors. Since our stock ownership is mainly held by large institutional investors, with only routine matters typically being addressed at the meeting, virtual-only meetings offer significant time and cost savings to both the Company and its investors. Organizing and conducting a traditional stockholder meeting, attended by only a handful of people, requires the efforts of approximately 15-20 additional employees and contractors beyond those who now support our Board and virtual meetings. In addition, holding the meeting virtually allows us to make much more efficient use of the time of our independent directors, who are in our offices for a limited time for a related meeting of our Board of Directors.

Virtual meetings improve participation. Without the added cost or planning involved in attending in-person stockholder meetings, we believe virtual-only meetings offer the potential for increased overall stockholder participation. Virtual meetings give stockholders more options to pose their questions to management. Stockholders can submit questions in advance in order to get a better-formulated response, or ask tough questions anonymously that they would be hesitant to ask face-to-face. Additionally, while most of our stockholders are based in the United States, virtual meetings are especially useful to investors that are traveling abroad or based in another country. Also with a traditional meeting format, stockholders would be required to attend in person to present a submitted stockholder proposal; with a virtual-only meeting, this is done virtually, thus saving the stockholder the cost, time and expense of travel to attend the meeting in person.

Stockholder rights are not affected. We follow a set of Meeting Rules and Procedures which are posted on the virtual meeting website and afford the same treatment to all participating stockholders. Additionally, we use software that verifies the identity of each participating stockholder and ensures during the question and answer portion of the meeting that they are granted the same rights they would have at an in-person meeting. In the event stockholders representing a substantial holding communicate a desire for in-person meetings, we will consider a change in our virtual-only meeting practice.

Given the above listed factors, we feel a virtual-only meeting is the right choice for Denny's and its stockholders at this time.

Fiscal 2021 Business Highlights

Denny's once again triumphed in another historic year for our country, industry and this iconic brand. We began 2021 with less than 60% of our domestic restaurants open for on-premise dining while the remaining restaurants were operating under varying government mandated capacity restrictions related to the ongoing COVID-19 pandemic. Additionally, persistent staffing challenges across multiple business sectors significantly impacted the supply chain, and our ability to staff restaurants, especially during the late-night daypart. Despite the persistently challenging macroeconomic environment, our commitment to Denny's founding purpose remained true: We love feeding people. Our leadership and franchise partners stayed focused and resilient during the ebbs and flows of the recovery, delivering the following results:



Domestic System-Wide Same-Store Sales Growth[1]: **41%** vs. 2021	Operating Revenue Growth: **38%** year-over-year to $398.2 million	Restaurant Openings: **20** contributing to 1,640 restaurants globally
Diluted Net Income Per Share Growth: **$1.27** To $1.19	Net Income Growth: **$83.2 million** To $78.1 million	Adjusted EBITDA Growth[2]: **221%** year-over-year to $85.6 million

[1]   Same-store sales include sales at company restaurants and non-consolidated franchised and licensed restaurants that were open during the comparable periods noted. Total operating revenue is limited to company restaurant sales and royalties, advertising revenue, fees and occupancy revenue from non-consolidated franchised and licensed restaurants. Accordingly, domestic franchise same-store sales and domestic system-wide same-store sales should be considered as a supplement to, not a substitute for, the Company's results as reported under GAAP.

[2]   Please refer to the Reconciliation of Net Income (Loss) to Non-GAAP Financial Measures included in Appendix A.

2021 Capital Events and Announced Strategic Brand Investments

Denny's is committing $10 million to assist franchisees toward the $65 million rollout of new restaurant technology and kitchen equipment, in addition to new incentives to accelerate new restaurant development.

Capital Structure	**Technology Transformation**	**Kitchen Modernization**	**Restaurant Development**
• Successfully refinanced Denny's amended and restated $350 million revolving credit facility to a new five-year $400 million credit facility with enhanced flexibility for brand investments and share repurchases • Strong balance sheet with conservative debt leverage at 2.1x Adjusted EBITDA at year end	• More personalized and seamless guest experience with recently revamped website and mobile app • Initiating rollout of new cloud-based restaurant technology platform, laying the foundation for future technology initiatives to further enhance the guest experience	• Rollout of new kitchen equipment expected to provide immediate benefits through increased kitchen efficiency and productivity while also reducing food waste • Long-term benefits expected through menu enhancements across all dayparts, especially at dinner with new comfort food offerings	• New development agreement with ghost-kitchen operator REEF Technology designed to enable market access into underpenetrated dense metropolitan trade areas • New upfront cash incentive to accentuate existing domestic development commitments

Stockholder Returns

Denny's returned over $160 million to stockholders through share repurchases over the last three years, yielding over $270 million in remaining share repurchase authorization at the end of fiscal 2021.

The Company temporarily suspended its share purchase program on February 27, 2020 to offset the impact of COVID-19. The suspension continued through the Company's August 26, 2021 announced successful refinance of its credit facility and relaunch of its share repurchase program.



Share Repurchases ($millions)

Equity Security Ownership

Principal Stockholders

The following table sets forth the beneficial ownership of Common Stock by each stockholder known by the Company as of March 22, 2022, unless otherwise indicated, to own more than 5% of the outstanding shares of Common Stock. As of March 22, 2022, 61,712,452 shares of the Common Stock were issued and outstanding and entitled to be voted at the Annual Meeting.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Common Stock
Franklin Mutual Advisers, LLC (and related entities) 101 John F. Kennedy Parkway Short Hills, NJ 07078-2789	7,434,497[2]	11.7%
Allspring Global Investments Holdings, LLC (and related entities) 525 Market Street 10th Floor San Francisco, CA 94105	6,625,557[1]	10.5%
Wellington Management Group LLP (and related entities) 280 Congress Street Boston, MA 02210	6,196,538[4]	9.8%
BlackRock, Inc. (and related entities) 55 East 52nd Street New York, NY 10055	4,193,603[3]	6.6%

[1] Based upon the Schedule 13G filed with the SEC on February 2, 2022, the shares listed are beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of Franklin Mutual Advisers, LLC ("FMA"), an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). When an investment management contract (including a sub-advisory agreement) delegates to FMA investment discretion or voting power over the securities held in the investment advisory accounts that are

subject to that agreement, FRI treats FMA as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FMA reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and is therefore deemed to be the beneficial owner of the shares listed, which include 7,049,381 shares over which FMA has sole voting power and 7,434,497 shares over which FMA has sole investment power.

(2) Based upon the Schedule 13G/A filed with the Securities and Exchange Commission (the "SEC") on January 18, 2022, Allspring Global Investment Holdings, LLC, a parent holding company, is the beneficial owner of 6,625,557 shares, has sole voting power with respect to 6,329,511 shares and sole investment power with respect to 6,625,557 shares. Aggregate beneficial ownership reported by Allspring Global Investments Holdings, LLC is on a consolidated basis and includes beneficial ownership of Allspring Global Investments, LLC and Allspring Funds Management, LLC. Prior to its sale on November, 1, 2021, Allspring Global Investments Holdings, LLC was a subsidiary of Wells Fargo & Company, and prior to that date, its holdings were included on Schedules 13G filed by Wells Fargo & Company, LLC.

(3) Based upon the Schedule 13G filed with the SEC on February 4, 2022, Wellington Management Group, LLP, as a parent holding company along with Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP are the beneficial owners of 6,196,538 shares and have shared voting power with respect to 5,282,375 shares and shared investment power with respect to 6,196,538 shares. Wellington Management Company LLP, an investment adviser, is deemed to be the beneficial owner of 5,627,760 shares and has shared voting power with respect to 4,894,561 shares and shared investment power respect to 5,627,760 shares.

(4) Based upon the Schedule 13G/A filed with the SEC on February 1, 2022, BlackRock, Inc., as a parent holding company, is the beneficial owner of 4,193,603 shares and has sole voting power with respect to 4,088,416 shares and sole investment power with respect to 4,193,603 shares. Aggregate beneficial ownership reported by BlackRock, Inc. is on a consolidated basis and includes beneficial ownership of its subsidiaries Blackrock (Netherlands) B.V., BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Limited, Aperio Group, LLC, BlackRock Fund Managers Limited and BlackRock Investment Management, LLC.

Management

The following table sets forth, as of March 22, 2022, the beneficial ownership of Common Stock by: (i) each current member of the Board, (ii) each director nominee of Denny's Corporation to the Board, (iii) each named executive officer included in the 2021 Summary Compensation Table elsewhere in this Proxy Statement, and (iv) all current directors and executive officers of Denny's Corporation as a group. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership (1)	Percentage of Common Stock
Bernadette S. Aulestia	38,198	*
Olu Beck	6,307	*
Gregg R. Dedrick	122,885	*
José M. Gutiérrez	109,928	*
Brenda J. Lauderback	179,536	*
John C. Miller	1,355,734	2.2%
Donald C. Robinson	146,168	*
Laysha Ward	132,393	*
F. Mark Wolfinger	815,932	1.3%
Robert P. Verostek	70,242(2)	
Christopher D. Bode	58,030	*
John W. Dillon	88,121	*
All current directors and executive officers as a group (16 persons)	3,406,412	5.5%

* Less than 1%.

(1) The Common Stock listed as beneficially owned by the following individuals includes shares of Common Stock which such individuals have the vested right to acquire (as of March 22, 2022 or within 60 days thereafter) through the conversion of deferred stock units ("DSUs") (on a designated date or upon termination of service as a director of Denny's Corporation) or performance share units deferred pursuant to the Denny's, Inc. Deferred Compensation Plan, as Amended and Restated effective March 1, 2017 (the "Deferred Compensation Plan") (on a designated date or upon termination as an employee of Denny's): (i) Ms. Aulestia (38,198 shares), (ii) Ms. Beck (6,307), (iii) Mr. Dedrick (45,617 shares), (iv) Mr. Dillon (2,111 shares), (v) Mr. Gutiérrez (75,271 shares), (vi) Ms. Lauderback (164,115 shares), (vii) Mr. Miller (564,599 shares), (viii) Mr. Robinson (146,168 shares), (ix) Mr. Verostek (39,409 shares), (x) Ms. Ward (98,574 shares), and (xi) all current directors and executive officers as a group (1,257,464 shares).

(2) Mr. Verostek has shared voting and investment power with respect to 14,000 of the shares shown as beneficially owned by him.

Equity Compensation Plan Information

The following table sets forth information as of December 29, 2021 with respect to compensation plans of the Company under which equity securities of Denny's Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,400,000[1]		4,349,124[2]
Equity compensation plans not approved by security holders	-		704,166[3]
Total	4,400,000		5,053,290

[1] Includes shares issuable in connection with our outstanding performance share awards and restricted stock units awards.

[2] Includes shares of Common Stock available for issuance as awards of stock options, restricted stock, restricted stock units, deferred stock units and performance awards under the Denny's Corporation 2021 Omnibus Incentive Plan.

[3] Includes shares of Common Stock available for issuance as awards of stock options and restricted stock units outside of the Denny's Incentive Plans in accordance with Nasdaq Listing Rule 5635(c)(4).





PROPOSAL 1 Election of Directors

Our Board of Directors recommends that you vote **FOR** all nominees

ELECTION OF DIRECTORS

Nominees for Election as Directors of Denny's Corporation

As permitted under the By-laws of Denny's Corporation (the "By-laws"), the Board has set nine as the number of directors, as of May 18, 2022, to constitute the Board. Accordingly, it is intended that proxies in the accompanying form will be voted at the Annual Meeting for the election of nine nominees to the Board. These nominees are: Bernadette S. Aulestia, Olu Beck, Gregg R. Dedrick, José M. Gutiérrez, Brenda J. Lauderback, John C. Miller, Donald C. Robinson, Laysha Ward, and F. Mark Wolfinger, each of whom has consented to serve and be named in this Proxy Statement and will serve as a director, if elected, until the 2023 Annual Meeting of Stockholders or until his or her successor shall be elected and shall qualify, except as otherwise provided in Denny's Corporation's Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), and the By-laws. Each nominee currently serves as a director.

If for any reason any nominee named above is not a candidate when the election occurs, it is intended that proxies in the accompanying form will be voted for the election of the other nominees named above and may be voted for any substitute nominee or, in lieu thereof, the Board may reduce the number of directors in accordance with the Restated Certificate of Incorporation and the By-laws.

Board of Directors

The Board of Directors of Denny's Corporation is currently composed of nine talented directors with diverse skill sets and professional backgrounds, as reflected in their biographies below.

Board Diversity

44%
Gender Diversity
4 out of 9 of our directors are women
56%
Ethnic Diversity
5 out of 9 of our directors are racially/ethnically diverse

Our Chairman of the Board is an ethnically diverse woman.

Board Independence

2
Management Directors
9
Independent Directors

Board Tenure

2
12-16 years
2
1-6 years
5
7-11 years

9.6 Years
Average Director Tenure

	Female	Male
Total Number of Directors	9	
Part I: Gender Identity		
Directors	5	4
Part II: Demographic Background		
African American or Black	3	0
Hispanic or Latinx	1	1
White	0	3
Two or More Races or Ethnicities	1	0

Director Term Limits, Retirement Age and Succession Planning

Term Limits. We do not believe that arbitrary limits on the number of consecutive terms a director may serve are appropriate in light of the substantial benefits that result from a continued focus on the Company's business, strategy and industry over a significant period of time. We do value fresh perspectives and ideas which enhance and benefit our brand's competitive performance, and therefore we seek to have a mix of director short-term, mid-term and long-term tenures on our Board, as demonstrated in the pie chart below which reflects the Board's projected composition following the election of directors at the Annual Meeting. Within these parameters, each individual's performance and continued contribution is assessed by the Corporate Governance and Nominating Committee in connection with the annual re-nomination determination.

Retirement Age. Under the Company's Corporate Governance Policy, the standard retirement age for the Company's directors is 75. It is the general policy of the Corporate Governance and Nominating Committee not to nominate candidates for re-election at any annual stockholder meeting to be held after he or she has attained the applicable retirement age. The Board, however, may waive the mandatory retirement age for a specific director in its sole discretion.

Succession Planning. Our Board maintains a critical focus on the Company's succession plans. The Governance Committee has been charged with monitoring and overseeing the process of planning for CEO, senior management, and Board member succession. Under our succession planning process, the Governance Committee identifies and periodically updates the qualities and characteristics it believes are necessary for an effective CEO and senior officers. With these principles in mind, the committee periodically reviews the development and progression of potential internal candidates against these standards. Additionally, under the Company's CEO emergency succession plans, critical advance planning for contingencies, such as the departure, death, or disability of the CEO or other top executives is set forth so that, in the event of an untimely vacancy, the Company has in place an emergency succession plan to facilitate the transition to both interim and long-term leadership. Equally important is planning for director succession. The Governance Committee periodically reviews the skills, characteristics, attributes and experiences of Board members to assure that the Board possesses the appropriate level of skill, experience and ability necessary to lead and govern the Company effectively.

Business Experience/Director Qualifications

The name, age, present principal occupation or employment, directorships and the material occupations, positions, offices or employments for at least the past five years, of each current director and each director nominee of Denny's Corporation are set forth below. Unless otherwise indicated, each such person has held the occupation listed opposite his or her name for at least the past five years.



Bernadette S. Aulestia
Director Since 2018
Age 49

 Jala-Bac Burger

Occupation: Currently serves as the Chief Revenue & Growth Officer of Callisto Media, a technology and media company. Prior to Callisto Media, Ms. Aulestia was President, Global Distribution, Home Box Office, Inc., the premium television programming subsidiary of WarnerMedia (2015-2019); Executive Vice President, Domestic Network & Digital Distribution, HBO, Inc. (2013-2015); Senior Vice President, Domestic Network & Digital Distribution, HBO, Inc. (2009-2013); Prior to HBO, Ms. Aulestia held positions at Univision Communications, Inc., Turner Broadcasting Systems, Inc., and Kidder Peabody, Inc.

Qualifications: Ms. Aulestia is a global operating executive, independent board director, investor and advisor to public and private companies; specializing in scaled commercialization, international business development, content distribution, and cultural transformation.

Other Public Company Boards: Current - Nexstar Media Group, Inc.



Olu Beck
Director Since 2021
Age 55

 Warm Apple Crisp

Occupation: Founder and Chief Executive Officer of The Beck Group NJ, a boutique strategic and management consulting firm (January 2013 - Current); Chief Executive Officer, Wholesome Sweeteners, Inc., a supplier of natural and organic sweeteners and snacks (2016-2018); Head of Global and US Marketing (Shopper) & Health and Wellness for Johnson and Johnson, a developer and manufacturer of consumer and healthcare products (2010 - 2012); Prior to Johnson and Johnson, Ms. Beck served in various executive leadership roles in finance and sales at Mars Incorporated, a manufacturer of confectionery, pet food, and food products, from 1989-2009, including serving as Chief Financial Officer of Uncle Ben's Rice.

Qualifications: Ms. Beck provides our Board with experience in corporate leadership both in the US and globally, extensive general management experience in the consumer – packaged goods industry as well as sales, marketing, accounting and financial expertise. Ms. Beck has more than 25 years of experience in portfolio business management and general management, including direct experience in transformational and strategic growth - both organic and through mergers and acquisition. She brings a diversified experience base in finance, sales and marketing with global expertise from senior leadership roles managing teams in Europe, the Americas and Asia Pacific. Ms. Beck was featured in Savoy as 2021 Most Influential Black Corporate Directors. Ms. Beck has experience on private and public boards with insights into leading practices in executive compensation, corporate governance and audit.

Other Public Company Boards: Current - Freshpet, Inc., Hostess Brands, Inc. and Saputo, Inc.



Gregg R. Dedrick
Director Since 2010
Age 63

 Moons Over My Hammy

Occupation: Co-founder of David Novak Leadership (formerly OGoLead), an online leadership development company (February 2018-present); Co-founder of Whole Strategies, an organizational consulting firm (2009-2013); Former Executive Vice President of Yum Brands, Inc., an operator and franchisor of fast food restaurants (2008-2009); President and Chief Concept Officer of KFC, a chicken restaurant chain (2003-2008).

Qualifications: Mr. Dedrick provides our Board with nearly 30 years of senior leadership experience in restaurant company general management, operations and organizational resource planning for corporate staff functions in franchised-based consumer and restaurant systems. Mr. Dedrick is a National Association of Corporate Directors ("NACD") Board Leadership Fellow.



José M. Gutiérrez
Director Since 2013
Age 60

 Hearty 9-Grain Pancake Breakfast with Seasonal Fruit

Occupation: Retired; Senior Executive Vice President, Executive Operations, AT&T Services, Inc. (2014-2016); President of AT&T Wholesale Solutions (2012-2014), a unit of AT&T, Inc. focused on wholesale sales of communication products and services; President and Chief Executive Officer of AT&T Advertising Solutions (2010-2012), a subsidiary of AT&T, Inc., devoted to publishing and sales of Yellow and White Pages directory advertising.

Qualifications: Mr. Gutiérrez, a telecom executive with nearly 25 years of experience leading a range of AT&T business units during his tenure with the company, provides our Board with senior leadership experience in providing consumer-facing telecommunications solutions, including direct experience in investor relations, and mergers and acquisitions. Before joining AT&T, Mr. Gutiérrez worked as a licensed CPA and strategy consultant with KPMG. Mr. Gutiérrez is an NACD Board Leadership Fellow.

Other Public Company Boards: Current - Adient plc; Prior - Dr. Pepper Snapple Group, Inc.



Brenda J. Lauderback
Director Since 2005
Age 71



Hearty 9-Grain
Pancake
Breakfast with
Seasonal Fruit

Occupation: Former President of the Wholesale and Retail Group for Nine West Group, Inc., a designer and marketer of women's footwear and accessories (1995-1998); Previous roles include President of Wholesale and Manufacturing for US Shoe Corporation and more than 18 years in senior merchandising roles at the Department Store Division of Target Corporation.

Qualifications: Ms. Lauderback provides our Board extensive leadership in merchandising, marketing, product development and design and manufacturing at prominent national wholesale and retail companies. Her breadth of experience as a Director on several other publicly traded company boards also provides our Board with significant insight into leading practices in executive compensation and corporate governance. Ms. Lauderback is a National Association of Corporate Directors (NACD) Board Leadership Fellow, having completed NACD's comprehensive program of study for Directors and corporate governance professionals. She supplements her skill sets through ongoing engagement with the Director community, and access to leading practices. Ms. Lauderback was selected as one of the top 100 Directors by NACD in 2017.

Other Public Company Boards: Current - Wolverine World Wide, Inc., Sleep Number Corporation; Prior - Big Lots, Inc., Louisiana-Pacific Corporation, Irwin Financial Corporation and Jostens, Inc.



John C. Miller
Director Since 2011
Age 66



Crazy
Spicy
Skillet

Occupation: Chief Executive Officer of Denny's Corporation (February 2020-present); Chief Executive Officer and President of Denny's Corporation (2011-February 2020); Chief Executive Officer and President of Taco Bueno Restaurants, Inc., an operator and franchisor of quick-service Mexican eateries (2005-2011); President of Romano's Macaroni Grill (1997-2004).

Qualifications: As CEO, Mr. Miller provides our Board with experience and perspective for leading the strategic direction of the Company. He is an accomplished restaurant industry veteran with over 40 years of restaurant operations and management experience. Prior to joining Denny's, Mr. Miller served as President of Taco Bueno and spent 17 years with Brinker International where he served as President of Romano's Macaroni Grill and President of Brinker's Mexican Concepts.



Donald C. Robinson
Director Since 2008
Age 69



Grand Slam
w/Pancakes

Occupation: Retired; President of Potcake Holdings, LLC, a hospitality consulting firm (2015-2016); President and Chief Operating Officer of All Aboard Florida-Operations, LLC, a high-speed, passenger rail company from Miami to Orlando, Florida (2013-2015); President of Baha Mar Resorts, Ltd., a resort development in Nassau, Bahamas (2006-2012); Group Managing Director, Hong Kong Disneyland (2001-2006); Senior Vice President, Walt Disney World Operations (1998-2001).

Qualifications: Mr. Robinson provides our Board with over 40 years of operational leadership experience with companies providing hospitality consulting, rail service, lodging, entertainment and food service, including a 33-year career with Disney. Mr. Robinson is an NACD Board Leadership Fellow.

Other Public Company Boards: Prior - SeaWorld Entertainment, Inc.



Laysha Ward
Director Since 2010
Age 54


Hearty 9-Grain Pancake Breakfast with Seasonal Fruit

Occupation: Executive Vice President and Chief External Engagement Officer, Target Corporation (2017-present); Executive Vice President & Chief Corporate Social Responsibility Officer, Target Corporation (2014-2017); President, Community Relations, Target Corporation (2008-2014); Vice President, Community Relations, Target Corporation (2003-2007).

Qualifications: Ms. Ward provides our Board with nearly 30 years of retail industry leadership experience at Target Corporation in external stakeholder engagement, corporate responsibility, communications, diversity and inclusion, reputation and crisis management, demographic/segmentation customer relations, and strategic planning. In 2008, President George W. Bush nominated and the U.S. Senate confirmed Ms. Ward to serve on the board of directors of the Corporation for National and Community Service (CNCS), the nation's largest grant maker for volunteerism and service. Her term continued through the Obama Administration. Ms. Ward is an NACD Board Leadership Fellow.

Other Public Company Boards: Current - United Airlines Holdings, Inc.



F. Mark Wolfinger
Director Since 2011
Age 66


Lumberjack Slam

Occupation: President of Denny's Corporation (February 2020-present); Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Denny's Corporation (2008-February 2020); Executive Vice President, Growth Initiatives and Chief Financial Officer of Denny's Corporation (2006-2008); Senior Vice President and Chief Financial Officer of Denny's Corporation (2005-2006).

Qualifications: Mr. Wolfinger provides our Board with nearly 40 years of strategic and financial leadership experience in the retail and restaurant industries. Previous roles include Chief Financial Officer of Danka Business Systems and senior financial positions with Hollywood Entertainment, Metromedia Restaurant Group (operators of Bennigans, Ponderosa Steakhouse, and Steak & Ale), and the Grand Metropolitan PLC.

Corporate Governance

Board Structure and Responsibilities

Board Of Directors		
Audit and Finance Committee	**Compensation and Incentives Committee**	**Corporate Governance and Nominating Committee**
Oversees the accounting and financial reporting processes and the internal and external audit processes and reviews the financial information that will be provided to stockholders, the qualification, independence and performance of the Company's independent registered public accounting firm and its internal auditors, the systems of internal control, risk management practices, including, but not limited to the Company's fraud risk assessment practices, cybersecurity and other information technology risks, compliance with the Company's standards of business conduct and code of ethics, and the Company's finance activities, including but not limited to the Company's financial structure and strategy, hedging and financing arrangements.	Oversees compensation practices and determines compensation and other benefits for officers, as well as reviewing and making recommendations to the Board regarding director compensation, overseeing the Company's stock ownership guidelines and overseeing the Company's various benefit plans. Also oversees the development and implementation of human capital development plans and succession planning practices to foster sufficient management depth at the Company to support its continued growth and the talent needed to execute long term strategies.	Oversees corporate governance, advises and makes recommendations to the Board regarding candidates for election as directors of the Company, reviews and makes recommendations regarding the Company's non-employee director compensation policy, oversees ESG policies and practices, and addresses any related matters.

Board Leadership

Our Board is responsible for overseeing the exercise of corporate power and ensuring that the Company's business and affairs are managed to meet the Company's stated goals and objectives and that the long-term interests of the stockholders and stakeholders are served. The Corporate Governance for the Board of Directors ("Governance Policy") provide for the Corporate Governance and Nominating Committee to recommend to the Board on an annual basis a director for election by the Board as the chair of the Board. The Board believes that it should maintain flexibility to select the chair of the Board and Board leadership structures. It believes that a two-year term for the chair provides continuity for the Board.

The duties of the chair of the Board include the following:

- Preside over and manage the meetings of the Board;

- Support a strong Board culture by fostering an environment of open dialogue, effective information flow and constructive feedback among the members of the Board and senior management, facilitating communication among the chair, the Board as a whole, Board committees, and senior management, and encouraging director participation in discussions;

- Approve the scheduling of meetings of the Board, lead the preparation of the agenda for each meeting, and approve the agenda and materials for each meeting;

- Serve as liaison between management and independent directors;

- Represent the Board at annual meetings of stockholders and be available, when appropriate, for consultations with stockholders;

- Act as an advisor to the CEO and President on strategic aspects of the business; and

- Such other duties as prescribed by the Board.

Independent Chair of the Board

Ms. Lauderback has served on the Board since May 2005 and has served as the Board Chair since May 2016. Her term will expire at the 2023 Annual Meeting of stockholders. Ms. Lauderback is an independent, non-employee Board member. Our Board believes that its leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between management and the independent members of our Board and supports the independence of our non-management directors.

The Board has determined that, except as noted immediately below, each current member of the Board is independent under the Nasdaq listing standards and the rules and regulations promulgated by the SEC. The Board also determined the Robert E. Marks, who served on the Board through the 2021 Annual Meeting of Stockholders, was independent under the same standards. Messrs. Miller and Wolfinger, as executive officers of the Company, are not deemed to be independent.

Board Committees

There are three standing committees of the Board: the Audit and Finance Committee, the Compensation and Incentives Committee, and the Corporate Governance and Nominating Committee. Each committee consists solely of independent directors as defined by Nasdaq listing standards applicable to each committee. The Audit and Finance Committee currently consists of Mss. Beck and Lauderback and Messrs. Dedrick, Gutiérrez and Robinson, with Mr. Gutiérrez serving as chair. The Compensation and Incentives Committee is currently comprised of Mss. Lauderback and Ward and Messrs. Dedrick and Gutiérrez, with Mr. Dedrick serving as chair. Mss. Aulestia, Lauderback and Ward and Mr. Robinson currently make up the Corporate Governance and Nominating Committee, with Mr. Robinson serving as chair. In conjunction with the election of directors at the Annual Meeting, the Board will make committee assignments for the upcoming year. For a description of our code of ethics, see the "Code of Ethics" section elsewhere in this Proxy Statement.

Audit and Finance Committee

Summary of Responsibilities. The Audit and Finance Committee (the "Audit Committee"), which held nine meetings in 2021, has been established by the Board to assist the Board in fulfilling its responsibilities toward stockholders, potential stockholders and the investment community to oversee the Company's accounting and financial reporting processes and audits of the Company's consolidated financial statements. The Audit Committee's primary responsibilities include overseeing (i) the adequacy of the Company's internal controls and the integrity of the Company's accounting and financial information reported to the public, (ii) the qualification, independence and performance of the Company's independent registered public accounting firm and its internal auditors, (iii) the appropriateness of the Company's accounting policies, (iv) the Company's compliance with legal and regulatory requirements, (v) the Company's risk assessment and management practices including, but not limited to, the Company's fraud risk assessment practices, cybersecurity and other information technology risks, and (vi) the Company's finance activities, including but not limited to the Company's financial structure and strategy, hedging transactions, share repurchase policies and financing arrangements, while providing and maintaining an avenue of communication among the Audit Committee, the independent registered public accounting firm, internal auditors, the Company's compliance officer, management and the Board. The Audit Committee has a written charter, which it reviews and assesses the adequacy of at least annually and amends and updates as needed. For a complete description of the Audit Committee's powers, duties and responsibilities, see the charter of the Audit Committee available to stockholders on the Company's website at www.dennys.com.

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each member of the Audit Committee meets the definition of independence for audit committee members set forth under Nasdaq listing standards and the rules and regulations promulgated by the SEC.

Audit Committee Financial Experts. The Board has determined that three current members of the Audit Committee, José M. Gutiérrez, Olu Beck and Donald C. Robinson, are Audit Committee Financial Experts, as that term is defined by the SEC, based upon their respective business experience and educational backgrounds. Mr. Gutiérrez has more than 20 years of accounting, business and financial experience in investor relations, audit, mergers and acquisitions which required the analysis of financial statements that present a breadth and level of complexity of the same or greater complexity as that of the Company. Ms. Beck provides our Board with more than 25 years of direct experience in transformational and strategic growth and brings diversified expertise in finance from senior leadership roles in Europe, the Americas and Asia Pacific. Mr. Robinson during his 40-plus years of operational leadership experience has had responsibility for the preparation and oversight of financial statements (of the same or greater complexity as the Company's) particularly in connection with his role with Disney operations in Hong Kong.

Audit Committee Report. The Audit Committee fulfilled its responsibilities under and remained in compliance with its charter during the fiscal year ended December 29, 2021.

• The Audit Committee has reviewed and discussed the audited consolidated financial statements with management of the Company and with KPMG LLP ("KPMG"), the Company's independent registered public accounting firm.

• The Audit Committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB"), including Auditing Standard No. 1301, *Communications with Audit Committees*, and the SEC.

• The Audit Committee has received the written disclosures and the letter from KPMG, required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence from the Company.

- The Audit Committee reviewed and discussed with management progress on the Company's enterprise risk management processes including the evaluation of identified risks and alignment of Company processes to manage the risks within the Company's approved strategies.

- Based on the review and discussions described above, the Audit Committee has recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2021 for filing with the SEC.

Audit and Finance Committee

José M. Gutiérrez, Chair
Olu Beck
Gregg R. Dedrick
Brenda J. Lauderback
Donald C. Robinson

Compensation and Incentives Committee

Summary of Responsibilities. The Compensation and Incentives Committee (the "Compensation Committee"), which held five meetings in 2021, is responsible for (i) overseeing the Company's overall compensation program and philosophy, (ii) reviewing and approving the compensation of the Chief Executive Officer and senior management of the Company, (iii) administering the Company's short- and long-term incentive plans and other stock or stock-based plans, (iv) overseeing the Company's executive compensation disclosure and issuing the Compensation Committee's report as required by the applicable rules and regulations governing the Company's annual proxy statement, (v) reviewing and making recommendations to the Board regarding director compensation, (vi) overseeing the Company's stock ownership guidelines, and (vii) overseeing the Company's various benefit plans. The Compensation Committee has a written charter, which it reviews and assesses the adequacy of at least annually and amends and updates as needed. For a complete description of the Compensation Committee's power, duties and responsibilities, see the charter of the Compensation Committee which may be found on the Company's website at www.dennys.com.

Process for Determination of Executive and Director Compensation. Executive compensation is determined by the Compensation Committee pursuant to the authority granted to it by the Board. Director compensation is determined by the Board upon recommendation by the Compensation Committee. The Compensation Committee has engaged an independent consultant (FW Cook) and considered data and analysis regarding competitive pay practices among the Company's peer group and the restaurant industry as a guide in determining the appropriate level of director and executive officer compensation. The Compensation Committee has assessed the independence of FW Cook in their capacity as the compensation consultant to the Compensation Committee pursuant to SEC and Nasdaq rules and concluded that no conflict of interest exists that would prevent FW Cook from serving as an independent consultant to the Compensation Committee.

The Compensation Committee considered the recommendation of the Company's Chief Executive Officer (the "CEO") with respect to compensation levels of executive officers other than the CEO. When making compensation decisions, the Compensation Committee annually analyzes tally sheets prepared for each of the named executive officers ("NEOs"). These tally sheets were prepared by our human resources department and our compensation consultant. Each of these tally sheets presents the dollar amount of each component of the NEOs' compensation, including current cash compensation (base salary and bonus), accumulated deferred compensation balances, outstanding equity awards, retirement benefits, perquisites and any other compensation. These tally sheets reflect the annual compensation for the NEOs (both target and actual), as well as the potential payments under selected performance, termination, and change-in-control scenarios.

The overall purpose of these tally sheets is to bring together, in one place, all of the elements of actual and potential future compensation of our NEOs, as well as information about wealth accumulation, so that the Compensation Committee may analyze both the individual elements of compensation (including the compensation mix) as well as the aggregate total amount of actual and projected compensation. For additional information regarding the process and procedures for determining executive and director compensation, see the "Executive Compensation – Compensation Discussion and Analysis" section elsewhere in this Proxy Statement.

Compensation Risk Assessment. For 2021, a group of senior management from various departments of the Company completed a process by which an assessment was made of the level and materiality of identified risks associated with the Company's compensation practices and policies for its employees. This assessment was under the direction of the Compensation Committee and the findings were reviewed and discussed with the committee. Specifically, the Company's incentive plans and compensation practices were evaluated in order to identify incentive factors utilized and the potential risks, applicable controls, and the risk mitigation practices in place with respect to such factors. Based on this assessment, the Compensation Committee determined that the risks arising from the Company's compensation practices and policies are not reasonably likely to have a material adverse impact on the Company.

Compensation Committee Interlocks and Insider Participation. The following persons served as members of the Compensation Committee during the fiscal year ended December 29, 2021: Gregg R. Dedrick, José M. Gutiérrez, Brenda J. Lauderback and Laysha Ward. No member of the Compensation Committee was an employee or officer of the Company during 2021 or anytime prior thereto. During 2021, none of the members of the Compensation Committee had any relationship, directly or indirectly, with the Company requiring disclosure under Item 404 of Regulation S-K, and none of our executive officers served on the compensation committee (or equivalent) or the board of directors of another entity whose executive officers served on our Board or Compensation Committee.

Compensation Committee Report. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis section of this Proxy Statement and based on this review and discussion, the Compensation Committee has recommended to the Board that the "Executive Compensation – Compensation Discussion and Analysis" section be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 29, 2021.

Compensation and Incentives Committee

Gregg R. Dedrick, Chair
José M. Gutiérrez
Brenda J. Lauderback
Laysha Ward

Corporate Governance and Nominating Committee

Summary of Responsibilities. The primary responsibilities of the Corporate Governance and Nominating Committee (the "Governance Committee"), which held five meetings in 2021, include (i) developing and recommending to the Board a set of corporate governance standards in the form of the Corporate Governance Policy for the Company, (ii) maintaining and monitoring compliance with the Corporate Governance Policy, (iii) monitoring the process of assessing the effectiveness of the Board and its committees, (iv) overseeing the Company's insider trading policy, and (v) identifying individuals qualified to become Board members and recommending director nominees to the Board for election at the annual meeting of stockholders or when necessary to fill existing vacancies on the Board. Additionally, the Governance Committee is responsible for monitoring and safeguarding the independence of the Board, monitoring and overseeing senior management succession, overseeing director education, reviewing all related party transactions while monitoring compliance with the Company's Related Party Transaction Policy and Procedures, monitoring and overseeing the Corporate Social Responsibility ("CSR") program of the Company which includes receiving periodic reports regarding the Company's CSR efforts and initiatives, monitoring and receiving periodic reports regarding the Company's minority hiring and diversity promotional initiatives, monitoring and reviewing the overall adequacy of, and providing oversight with respect to the Company's Environmental, Social & Governance (ESG) efforts and initiatives. All members of the Governance Committee are independent within the meaning of the Nasdaq listing standards and the rules and regulations promulgated by the SEC. The Governance Committee has a written charter, which it reviews and assesses the adequacy of at least annually and amends and updates as needed. For a description of the Governance Committee's powers, duties and responsibilities, see the charter of the Governance Committee which may be found on the Company's website at www.dennys.com.

Corporate Governance Policy and Practice. The Board and management clearly recognize the importance of a firm commitment to key corporate governance standards. Consequently, it is the goal of the Board and management to develop and adhere to a set of standards that not only complies to the letter with all applicable regulatory guidance, but implements "best practices" of corporate governance.

The Company's Corporate Governance Policy is posted on the Company's website at www.dennys.com.

Director Nominations Policy and Process. The Governance Committee will consider director-nominees recommended by stockholders. A stockholder who wishes to recommend a person or persons to the Board for consideration as a nominee for election to the Board must send a written notice to the Governance Committee by mail addressed to the attention of the Secretary of Denny's Corporation at the corporate address set forth above. The written notice must set forth (i) the name of each person whom the stockholder recommends be considered as a nominee, (ii) a business address and telephone number for each nominee (e-mail address is optional), and (iii) biographical information regarding each nominee, including the person's employment and other relevant experience. To be considered by the Governance Committee, a stockholder director-nominee recommendation must be received no later than the 120th calendar day before the first anniversary date of Denny's Corporation's proxy statement prepared in connection with the previous year's annual meeting. The Governance Committee did not receive any stockholder director-nominee recommendations by December 10, 2021, the applicable deadline for the Annual Meeting.

In addition, in accordance with the By-laws, stockholders may directly nominate persons for election to the Board at an annual meeting. Such nominations must be sent by written notice to the Secretary of Denny's Corporation at the corporate address set forth above and must comply with the applicable timeliness and information requirements of the By-laws. Please see the "Other Matters – 2023 Stockholder Proposals" section elsewhere in this Proxy Statement for more information.

The Governance Committee believes that a nominee recommended for a position on the Board must meet the following minimum qualifications:

— he or she must be at least 21 years of age;

— he or she must have experience in a position with a high degree of responsibility in a business or other organization;

— he or she must be able to read and understand basic financial statements;

— he or she must possess integrity and have high moral character;

— he or she must be willing to apply sound, independent business judgment;

— he or she must have sufficient time to devote to being a member of the Board; and

— he or she must be fluent in the English language.

Annually, the Governance Committee will identify the areas of expertise or skill needed on the Board for the upcoming Board term. The Governance Committee will identify potential nominees for director from (i) the slate of current directors, (ii) referrals from professional search firms, typically in those instances when the committee identifies a needed skill or expertise not possessed by the current slate of directors, and (iii) recommendations from stockholders.

The Governance Committee will evaluate a potential nominee by considering whether the potential nominee meets the minimum qualifications identified by the committee, as well as considering the following factors:

— whether the potential nominee has leadership, strategic, or policy setting experience in a complex organization, including any scientific, governmental, educational, or other non-profit organization;

— whether the potential nominee has experience and expertise that is relevant to the Company's business including any specialized business experience, technical expertise, or other specialized skills, and whether the potential nominee has knowledge regarding issues affecting the Company;

— whether the potential nominee is highly accomplished in his or her respective field;

— whether the potential nominee has high ethical character and a reputation for honesty, integrity, and sound business judgment;

— whether the potential nominee is independent, as defined by Nasdaq or other applicable listing standards and SEC rules, whether he or she is free of any conflict of interest or the appearance of any conflict of interest, and whether he or she is willing and able to represent the interests of all Denny's stockholders;

— any factor affecting the ability or willingness of the potential nominee to devote sufficient time to the Board's activities and to enhance his or her understanding of the Company's business; and

— how the potential nominee would contribute to diversity, with a view toward the needs of the Board.

The manner in which the Governance Committee evaluates a potential nominee will not differ based on whether the potential nominee is recommended by a stockholder.

Additionally, with respect to an incumbent director whom the Governance Committee is considering as a potential nominee for re-election, the Governance Committee will review and consider the incumbent director's service during his or her term, including the number of meetings attended, level of participation, and overall contribution to the Company.

The Company paid fees to a professional search firm to help identify and evaluate potential nominees for director for 2021.

Corporate Governance and Nominating Committee

Donald C. Robinson, Chair
Bernadette S. Aulestia
Brenda J. Lauderback
Laysha Ward

Board Diversity. The Governance Committee and the Board are committed to a diversified membership, with a particular emphasis on individuals who satisfy the factors outlined above and individuals with a wide variety of management, operating, and restaurant experience and skills, in addition to other attributes such as race, gender and national origin, as demonstrated in the circle charts below. The Governance Committee continually looks for opportunities to develop its diversity initiatives further.

Board Leadership Structure and Risk Oversight

The Company separates the positions of CEO and Board Chair and has appointed an independent Board Chair. The Company believes having a separate CEO and Board Chair is an important part of its overall commitment to the highest standards of corporate governance and believes that it allows the Board to effectively develop and oversee its business strategy and monitor risk. The separate positions also allow the Board to freely perform its management oversight function. Additionally, each member of the Board, with the exception of Messrs. Miller and Wolfinger, is independent under the applicable standards. It is the Board's policy to appoint a Lead Director during any time when the Board Chair position is not held by an independent director. The responsibilities of the Lead Director, when applicable, would include (i) regularly meeting (by phone or in person) with the CEO to discuss the financial and operational status of the Company, (ii) staying abreast of Company issues in greater depth than required of other Board members in order to assist, if necessary, during the period of transition of Company leadership, and (iii) leading periodic executive sessions of the independent Board members. Our Board has determined that its current structure, with separate CEO and Board Chair roles and an independent Lead Director, if necessary, is in the best interests of the Company and its stockholders at this time.

The Board has the ultimate responsibility for risk management. However, the Board has delegated the responsibility of risk assessment and risk management to the Audit Committee. Periodically, with the assistance of management, the Audit Committee undertakes an extensive Company-wide risk assessment. This extensive risk assessment identifies the main strategic, operational, compliance and financial risks the Company is facing based on its strategic objectives. The assessment also identifies the steps that management is or should be taking to address and mitigate exposure to such risks, and the Audit Committee will periodically receive reports from management regarding the steps that management is taking to address and mitigate such risks.

Board Meeting Information

During 2021, there were seven meetings of the Board. Each director serving on the Board in 2021 attended at least 75% of the meetings of the Board (and, as applicable, committees thereof) during the year. At each meeting, the Board holds a regularly scheduled executive session at which only independent directors are present.

Communications Between Security Holders and Board of Directors

Security holders may send written communications to the Board or any one or more of the individual members of the Board by directing such communication to Denny's Corporation by mail in the care of the Secretary, at our principal executive offices set forth above, or by e-mail to gsharpsmyers@dennys.com. All written communications will be compiled by the Secretary and promptly submitted to the individual director(s) being addressed or to the Chair of the committee whose areas of responsibility includes the specific topic addressed by such communication, or in all other cases, to the Board Chair.

Stockholder Engagement

The Company recognizes the value of the views and input of its stockholders. The Company periodically reaches out to and engages with its stockholders on various topics, including corporate governance, compensation, performance, strategy and other matters. We believe that having regular engagement with our stockholders strengthens our relationships with stockholders and helps us to better understand stockholders' views on our policies and practices and other matters of importance to our business.

Board Member Attendance at Annual Meetings of Stockholders

It is the policy of Denny's Corporation that all of the members of the Board and all nominees for election to the Board at the annual meeting of stockholders attend such meeting except in cases of extraordinary circumstances. All of the directors attended the 2021 virtual annual meeting of stockholders.

Director Compensation

For a description of the compensation of directors, please see "Executive Compensation – 2021 Director Compensation" elsewhere in this Proxy Statement.



PROPOSAL 2 Ratification of Selection of Independent Registered Public Accounting Firm

Our Board of Directors recommends that you vote **FOR** Ratification and Approval of the Selection of KPMG as the Independent Registered Public Accounting Firm of the Company for the 2022 Fiscal Year

SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As a result of the adoption of the Sarbanes-Oxley Act of 2002, and related regulations adopted by the SEC and by each national securities exchange, audit committees of public companies are formally charged with the responsibility for the appointment, compensation, retention and oversight of the independent registered public accounting firm that serves as the Company's independent auditor. The Audit Committee takes this responsibility very seriously and for the fiscal year 2022, the Audit Committee has selected KPMG as the independent registered public accounting firm of the Company. This selection is submitted for ratification of and approval by the stockholders at the Annual Meeting. Representatives of KPMG are expected to attend the Annual Meeting. They will have an opportunity to make a statement, if they so desire, and to respond to appropriate questions. If the stockholders do not ratify this selection, other independent registered public accounting firms will be considered by the Audit Committee.

2021 and 2020 Audit Information

The following table presents fees for professional services rendered by KPMG for the audit of our annual consolidated financial statements and the audit of the Company's internal control over financial reporting ("ICOFR") for 2021 and 2020. In addition, the table presents fees billed for audit-related services, tax services, and all other services rendered by KPMG to the Company for 2021 and 2020.

	Year ended December 29, 2021	Year ended December 30, 2020
Audit Fees	$ 941,000	$1,120,000[(1)]
Audit-Related Fees	77,000	47,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$1,018,000	$1,167,000

(1) Includes additional billing of $150,000 related to the comfort letter rendered in connection with the securities offering that occured in June 2020 and $150,000 related to additional audit effort associated with hedge de-designation, impacts of the COVID-19 pandemic, and other matters.

In the above table, in accordance with applicable SEC rules:

- "audit fees" are fees billed by the independent registered public accounting firm for professional services for the audit of the annual Consolidated Financial Statements included in the Company's Form 10-K, audit of ICOFR, review of the Condensed Consolidated Financial Statements included in the Company's Form 10-Qs, and for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements, including comfort letters, consents, and registration statements;
- "audit-related fees" are fees billed by the independent registered public accounting firm for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements, and generally include fees for audits of the Company's employee benefit plans and audit or attest services not required by statute or regulation;
- "tax fees" are fees billed by the independent registered public accounting firm for professional services for tax compliance, tax advice, and tax planning; and
- "all other fees" are fees billed by the independent registered public accounting firm for any services not included in the first three categories above.

The Audit Committee has considered and determined that the services for which audit-related fees were billed were compatible with KPMG maintaining its independence.

Audit Committee's Pre-approval Policies and Procedures

It is the policy of the Audit Committee to pre-approve all audit and permitted non-audit services proposed to be performed by the Company's independent registered public accounting firm. The process for such pre-approval is typically as follows. Audit

Committee pre-approval is sought at one of the Audit Committee's regularly scheduled meetings following the presentation of information at such meeting detailing the particular services proposed to be performed. Additionally, the Chair of the Audit Committee has been delegated the authority by the Audit Committee to pre-approve, where necessary, such services requiring pre-approval in between regularly scheduled Audit Committee meetings. The Chair will report any such decisions at the Audit Committee's next scheduled meeting. In 2021, the services described above were pre-approved by the Audit Committee pursuant to the policy of the Audit Committee, and none of such services were approved pursuant to the exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

PROPOSAL 3 Advisory Vote to Approve Executive Compensation

 Our Board of Directors recommends that you vote **FOR** the compensation paid to the Company's named executive officers as disclosed in this Proxy Statement

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, the Company provides stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement. This proposal, commonly referred to as a "say on pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our compensation program.

As described in further detail in "Executive Compensation – Compensation Discussion and Analysis," our compensation program is designed to attract, motivate and retain top-quality leadership talent while ensuring that their interests are aligned with the interests of our stockholders and that their efforts are focused on the Company's key strategic objectives.

It is our firm belief that our executive compensation program, with its balance of annual cash incentives designed to reward the achievement of key performance goals set for the year and longer-term equity vehicles designed to reward executives for stock price performance over a longer term, compensates our executives for performance directly linked to stockholder value creation.

In addition, the Board has enacted a number of policies – including share ownership requirements, incentive clawbacks, the elimination of employment contracts and the elimination of tax gross-ups (except for certain limited gross-ups available to most salaried employees under the Company's broad-based relocation policy) – which ensure that the Company's practices are aligned with market-based best practices.

Stockholders are encouraged to read the "Compensation Discussion and Analysis" section of this Proxy Statement and the accompanying compensation tables and related narrative disclosure included in the "Executive Compensation" section of this Proxy Statement for more information regarding our compensation program.

We are asking stockholders to approve the compensation of our named executive officers as disclosed herein by adopting the following advisory resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement for the 2022 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Although this vote is non-binding, the Board and the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions.

Compensation Discussion and Analysis

This portion of the proxy statement provides a description of the compensation objectives and principles of our executive compensation program. It explains how compensation decisions are linked to our performance relative to our strategic goals and our efforts to drive stockholder value. It is also meant to provide our stockholders with insight into the deliberative process and the underlying compensation philosophies that are the foundation of the design of the pay packages of our named executive officers ("NEOs"), including our decisions regarding executive compensation in light of the continued impact of the COVID-19 pandemic.

Generally, our executive compensation programs apply to all executive officers, but this CD&A is focused on the compensation decisions relating to our NEOs during 2021.

Name	Position
John C. Miller	Chief Executive Officer
Robert P. Verostek	Executive Vice President and Chief Financial Officer
F. Mark Wolfinger	President
Christopher D. Bode	Executive Vice President and Chief Operating Officer
John W. Dillon	Executive Vice President and Chief Brand Officer

The Compensation Discussion and Analysis ("CD&A") is organized as follows:

Executive Summary

Introduction.

This Executive Summary highlights key considerations that guided compensation decisions this past fiscal year. Please review the complete proxy statement, including the remainder of this Compensation Discussion and Analysis section before you vote on the Advisory Vote on Executive Compensation at Part IV of this proxy statement.

Navigating the Opportunities and Challenges of Fiscal 2021.

We started 2021 coming out of one of the most challenging years in the history of the Company where the global pandemic effectively halted many of our restaurant operations. While we experienced improving sales performance in 2021, during the year many restaurants did not return to full operation hours, particularly at the late-night daypart. These challenges impacted the design of our 2021 annual and long-term incentive programs as described below. Our 2022 annual and long-term incentive compensation programs are returning to a more typical design as we emerge from the pandemic.

While we started 2021 optimistic about the future, we still faced many uncertainties, including the impact of the ongoing pandemic, the ability to reopen restaurants as well as the overall impact of the pandemic on our lives and the broader economy. Despite these challenges, we were able to successfully reopen almost all of our restaurants with enhanced health and safety measures, and developed a new way to service our customers. All the while, we also supported our employees, customers and communities and responded to the associated business impact of the global pandemic. Key actions taken include:

- Enhanced health and safety measures for our customers and employees. Developed reopening strategies, practices and robust tools, and resources to implement responsible health and safety protocols for employees and customers.

- Enhanced health, wellness and family resources for our employees. Offered vaccine education, provided paid time-off for employees to get vaccinated, and continued our flexible work policy implemented in 2020.

- Supported for our communities. In 2021, our franchisees and corporate office came together throughout the year to provide support for the communities where we do business. In partnership with our franchisees and guests, we raised more than $1.5 million to support No Kid Hungry's mission of eliminating childhood hunger. Over our 11-year partnership with No Kid Hungry, we have raised $11.3 million which helped provide 113 million meals for children in need.

- Delivered best in class quality food. We continued our practice of going above and beyond for our customers by providing the best in class quality and preparation of food, meeting and exceeding our guest' expectations and providing a family friendly experience at each restaurant.

- Built upon a culture of diversity. We established six business resource leadership groups for our employees to provide encouragement and an enhanced sense of belonging through informal mentoring, participation in professional and community events and access to personal and professional development and growth opportunities.

We continue to carefully monitor health and safety conditions and adapt guidelines as necessary to prioritize the safety of our customers.

Our Executive Compensation Program Was Designed to Meet These Challenges.

As described in detail to stockholders in our proxy statement last year (see pages 35 and 38 of the Denny's 2021 Proxy Statement), the executive compensation program for 2021 incorporated design features to transition the program from the major impacts of the pandemic on our business in 2020 towards a more normalized approach starting in 2022. Key features and results of the 2021 program included:

- Annual incentive compensation under the 2021 Corporate Incentive Plan (CIP) was bifurcated into two 6-month performance periods, each with objective, quantifiable goals. Goals for the second half of 2021 were purely financial in nature (Adjusted EBITDA and Sales) and more heavily weighted relative to the first half goals.

- A maximum payout for the 2021 CIP at 160% of target, versus the traditional CIP payout maximum percentage of 200%. Based on 2021 performance against goals, the 2021 CIP paid out at 98.4% of target. As mentioned above, because the CIP performance goals and outcomes were objective and quantifiable, no Committee discretion was used to influence the calculated payout.

- Long-term incentive awards delivered through a mix of performance share units (PSUs), representing 67% of the total award value, to be earned based on our relative total stockholder return (TSR) over a three-year period (2021-2023), and time-vesting restricted stock units (RSUs), representing 33% of the total award value, vesting annually over three years. The 2021 program also features an absolute TSR payout cap, which caps the final payout at target if Denny's absolute TSR is negative over the performance period regardless of relative positioning. Starting in 2021, vesting of equity awards does not automatically accelerate upon a change-in-control (i.e. no single-trigger vesting).

- Payout of the 2019-2021 PSUs at 59.4% of target based on relative TSR performance for the three-year performance period.

For 2022, the executive compensation program is returning to a more normalized design, including:

- Annual incentive plan based on full-year performance measured by quantifiable financial goals, with specific diversity, equity and inclusion goals added as a potential negative modifier. Maximum payout leverage continues to be limited — for the 2022 CIP, the maximum payout was lowered to 125% of target, to acknowledge ongoing incentive plan goal setting challenges as we return to pre-pandemic financial expectations.

- Long-term incentive awards continued as a balanced mix of PSUs (60%) and RSUs (40%), but with PSU performance based on a combination of three-year earnings per share goals and relative TSR performance. The plan maintains the absolute TSR cap described above for the TSR portion of the 2022 PSUs.

Fiscal 2021 Executive Compensation Overview

Our Historical Pay-for-Performance Alignment. The following graph shows the CEO's target bonus opportunity compared to his actual bonus earned over the last three years, which demonstrates the Company's pay for performance philosophy in action. There is alignment between the Company's TSR performance and the CEO's incentive plan payouts over this period, during which the Company's TSR performance was at the 48th percentile of its current peer group, and 3-year average bonus payouts were 82% of target. Further, the 2019-2021 PSUs rewarding relative TSR, paid out at 59.4% of target.



CEO 3-YEAR TARGET & ACTUAL BONUS / DENN INDEXED TSR

Bonus amounts in $000s; actual bonuses as earned under the CIP and reflected in the Non-Equity Incentive Plan Compensation column of the SCT

Key Compensation Practices and Governance Policies. Our executive compensation program is designed with best governance practices in mind.

What We Do		What We Don't Do
✅	**Pay for Performance.** Performance-based pay represents a significant portion of our NEOs' target total direct compensation.	❌ **No Employment Agreements.** There are no employment agreements with our NEOs.
✅	**Clawback Policy.** We maintain a clawback policy for the recovery of performance-based cash and equity compensation.	❌ **No Excessive Risks.** Annual risk assessment of executive compensation program to ensure no excessive risk taking.
✅	**Balanced Mix of Performance Goals.** The performance goals for our incentive awards focus on both near-term and long-term goals.	❌ **No Excessive Change of Control Payments.** Cash change of control payments do not exceed two times annual target cash compensation.
✅	**Maximum Payout Caps.** Our CIP and PSU awards maintain maximum payout caps to avoid excessive payments and risk taking.	❌ No single–trigger equity vesting
✅	**Robust Stock Ownership Guidelines.** See below for more details.	❌ **No Excise Tax Gross Ups.** We do not provide for "golden parachute" excise tax gross ups.
✅	**Independent Compensation Consultant.** Our Compensation Committee directly retains an independent compensation consultant.	❌ **No Hedging or Pledging.** All employees, including our NEOs, and our directors, are prohibited from engaging in hedging or pledging our stock as collateral for a loan.
✅	**Annual Advisory Say-on-Pay Vote.** We hold an annual advisory say-on-pay vote.	❌ **No Executive Pension Plans or SERPs.** We only maintain a deferred compensation plan and a standard 401(k) plan.

Strong Alignment with Our Stakeholders. Some of our NEOs and our outside directors (on average) have satisfied our stock ownership requirements well in excess of the guidelines as demonstrated in the chart below:



Guideline vs. Actual Share Multiple(1)(2)

(1) Actual share multiple based on the average closing price of Denny's stock for each trading day during the last 30 days of the preceding fiscal year of $14.84.

(2) Required stock ownership/retention levels for directors and executive officers are based upon the following multiples:

	Multiple
Directors, CEO and President	5 X cash board retainer / base salary
Executive Vice Presidents	3 X base salary
Senior Vice Presidents and Vice Presidents	1 X base salary

For more information regarding our stock ownership guidelines applicable to the NEOs and directors, see "Compensation and Corporate Governance Best Practices - Stock Ownership Guidelines" in this CD&A.

Consideration of Previous Say-On-Pay Vote

Our Say-on-Pay vote results over the past three years demonstrate consistently strong stockholder support for our executive compensation program, as summarized in the table below:

Say On Pay	2021	2020	2019
Percentage in Favor[1]	95.2%	97.2%	98.9%

[1] As a percentage of the votes cast for and against not including votes abstained and broker non-votes.

The Board and the Compensation Committee appreciate and value the views of our stockholders. In considering the results of the 2021 advisory say-on-pay vote, the Compensation Committee concluded that the compensation paid to our NEOs and the Company's overall pay practices have strong stockholder support.

Future advisory votes on executive compensation will serve as an additional tool to guide the Compensation Committee in evaluating the alignment of the Company's executive compensation programs with the interests of the Company and its stockholders.

At the 2017 annual meeting of stockholders, our stockholders expressed a preference that advisory votes on executive compensation occur annually. Consistent with this preference, the Board determined to continue having an advisory vote on executive compensation every year until the next required advisory vote on the frequency of stockholder votes on the compensation of executive officers, which will occur at the 2023 annual meeting of stockholders.

Executive Compensation Program Structure – Objective and Design

The Compensation Committee has developed compensation programs for the Company's NEOs with guidance and analysis from its independent consultant, FW Cook. We design our executive compensation program to drive the creation of long-term stockholder value. We do this by tying compensation to the achievement of performance goals and that promote the creation of stockholder value and by designing compensation to attract and retain high-caliber executives in a competitive market for talent. We aim to provide compensation opportunities that take into account compensation levels and practices of our peers. For a more detailed description of the peer groups we use for compensation purposes, see the discussion under the heading, *"Peer Companies and Competitive Market Data"* set forth below. Total direct compensation is comprised is comprised of a mix of variable and fixed compensation that is heavily toward variable performance-based compensation. Our performance-based compensation includes a short-term annual performance-based annual incentive award and longer-term equity awards that deliver value based on stock price performance and, in the case of PSUs, whose vesting depends on meeting performance goals. The overall design objectives of our compensation programs are to attract, develop, motivate and retain top-quality leadership talent, while ensuring that their interests are aligned with the interests of our stockholders and that their efforts are focused on the Company's key strategic objectives. When evaluating and designing compensation programs, the Compensation Committee reviews market survey data, proxy statements filed by our restaurant peer group companies, and industry compensation practices. The following table sets forth the elements of total direct compensation in 2021 and objectives and key features of each element.

Objectives and Key Features		
Fixed	**Cash Compensation**	**Base Salary** Objectives: Provide competitive fixed pay to balance performance-based risk Key Features: • Based on experience, tenure, individual performance, and internal pay equity • Reviewed annual and potentially adjusted to reflect individual and Company performance, as well as overall market conditions
		Annual Cash Incentives Objectives: Reward executives for driving superior operating and financial results over a one-year timeframe, creating a direct correlation between business success and financial reward Key Features: • Target bonus for each NEO based on a percentage of base salary • Payout based on achievement against objective and quantifiable financial and strategic goals, measured over two 6-month performance periods, subject to a cap (160% of target for 2021)
Variable	**Equity Compensation**	**Long-Term Equity Incentives Generally** Objectives: Offer competitive long-term incentive compensation opportunity that will (i) reward executives for longer-term Company profitability and growth, (ii) align our executives' interests with the interests of our longer-term stockholders, and (iii) encourage executive retention Key Features: • Annual grants with a target award value for each NEO based on a percentage of base salary • Awarded as a balanced mix of performance share units (PSUs) and time-vesting restricted stock units (RSUs); for 2021 awarded 67% as PSUs and 33% as RSUs • No single–trigger equity acceleration
		PSU Awards (67% of 2021 Long-Term Incentive Award Value) Key Features: • Earned based on performance over a three-year performance period, ranging from 0% to 200% of the target award • Performance measures established based on business priorities and market conditions, for 2021-2023 PSUs, given ongoing market uncertainty, performance goals based on relative TSR performance against the companies in the S&P 600 Consumer Discretionary Index • Final payout capped at target if our absolute TSR is negative over the performance period
		RSU Awards (33% of 2021 Long-Term Incentive Award Value) Key Features: • Annual vesting over three years

During 2021, our NEOs were provided with other benefits and perquisites that include benefits generally available to other salaried employees, such as retirement, health care, relocation assistance designed to provide financial safeguards to executives together with limited perquisites such as car and telecommunication allowances that have a direct business purpose.

Each of these compensation elements is described and analyzed in further detail in the tables and narrative that follow. Additionally, under limited circumstances, discretionary bonuses and other awards may be utilized to recognize individual performance or for inducement during the hiring process. Such awards are intended to reward extraordinary performance and attract top executive talent while retaining executives through long-term vesting and potential wealth accumulation. The Compensation Committee generally targets market median along with the consideration of other factors when determining the appropriate level and amount of these compensation elements for each of our executive officers.

Peer Group and Competitive Market Data

We use peer groups to benchmark our compensation against comparable companies and for different components of our overall compensation program to ensure they are competitive and delivering compensation in line with performance.

The "Compensation Peer Group" is used to ensure that our executive officer compensation is competitive in the marketplace. Consequently, we benchmark our executive compensation to that of the Compensation Peer Group. The Compensation Committee uses peer group data as one reference point when setting base salary, target annual and long-term incentives and total compensation. Actual incentive compensation payouts will depend largely upon the Company's performance versus our operating plan budgets and in part upon our performance relative to our Performance Peer Group. Again, the design drives pay for performance. We believe this approach allows the Company to recruit the best talent for the organization and pay for performance. The Committee reviews at least annually the Compensation Peer Group to confirm that it continues to be an appropriate benchmark. While we believe that our Compensation Peer Group is representative of the market in which we compete for talent, the composition of our Compensation Peer Group has changed over time. For 2021, our Compensation Peer Group is comprised of the following companies:

COMPENSATION PEER GROUP		
BJ's Restaurants, Inc.	El Pollo Loco Holdings, Inc.	Ruth's Hospitality Group, Inc.
Bloomin' Brands, Inc.	Fiesta Restaurant Group, Inc.	Shake Shack Inc.
Brinker International, Inc.	Jack in the Box, Inc.	Texas Roadhouse, Inc.
Cracker Barrel Old Country Store, Inc.	Nathan's Famous, Inc.	The Cheesecake Factory Incorporated
Del Taco Restaurants, Inc.	Red Robin Gourmet Burgers, Inc.	Wingstop Inc.
Dine Brands Global, Inc.		

How Peer Companies are Determined. The Committee determines the Compensation Peer Group, taking into account input from the independent compensation consultant and considers a variety of selection criteria, including:

• Industry: US based, publicly traded, restaurant companies, with casual dining focus

• Franchised organization: Target restaurants with franchised sales representing a large portion of system-wide sales/ units

• Annual system-wide sales: Ranging from approximately one-third to three times Denny's annual system-wide sales

• Market capitalization: Ranging from approximately one-fifth to five times Denny's market capitalization

• Direct competitors: For business and management talent

Why We Use System-Wide Sales and Not Corporate Revenues When Selecting Peer Companies. We believe system-wide sales is the best measure of company size and complexity for a highly-franchised business model like ours. Although we do not own and operate most of the Denny's restaurants, we do own the Denny's brand, develop and help execute the overall strategy for the entire system of Denny's restaurants, manage all research and development with respect to menu offerings, pricing and restaurant décor, provide site selection and restaurant development services to our franchise partners, and guide and recommend the adoption of technology, work processes, and staffing models that positively affect the customer experience over our entire system of restaurants. Our corporate revenue alone does not capture the full scope and complexity of effectively managing the Denny's organization. Furthermore, we compete for talent with companies of comparable size, regardless of their business model (company-owned vs. franchised), and therefore, believe system-wide sales is the proper basis for selecting peer companies for compensation benchmarking purposes. However, as mentioned above, we also consider other important measures when selecting our restaurant peer group, including industry focus, business model, and market capitalization.

Use of Competitive Market Data. The Company strives to provide total pay opportunities that are within a competitive range relative to the median of our restaurant peer group and that are aligned with survey-based data. Company incentive plans are designed to have significant differentiation in payouts based on performance. As a result, actual compensation payouts are intended to be market appropriate and performance aligned. Benchmark data is only one of many factors that we consider when making pay determinations. Other important factors include, but are not limited to, Company performance, individual executive performance, internal equity among our leadership team, executive tenure, retention priorities, and succession planning. The Compensation Committee annually analyzes tally sheets for each NEO (as further described in the "*Compensation and Incentives Committee*" section of this Proxy Statement). This review helps ensure that (i) executive compensation decisions are aligned with

stockholder interests, (ii) termination provisions are appropriate and aligned with market practices, and (iii) the value of executive share holdings and unvested incentives aligns with changes in stockholder value.

Base Salary

How Amounts are Determined. In general, the Compensation Committee considers a variety of factors when setting base salaries for executive officers, including market information, experience, tenure with the Company, individual performance, and internal pay equity. The Compensation Committee annually reviews the performance and scope of responsibility of our NEOs to determine whether adjustments to base salaries are appropriate in light of individual and Company performance, as well as overall market conditions and peer proxy data.

Salary Adjustments for 2021. No changes were made to the 2021 salaries of Mr. Miller and Mr. Wolfinger. Adjustments to the annual base salaries of our remaining NEOs in fiscal year 2021 included increases for Mr. Verostek (from $375,000 to $435,000), Mr. Bode (from $395,000 to $410,000) , and Mr. Dillon (from $400,000 to $410,000).

Annual Cash Incentives

Target Incentive Opportunities. The Compensation Committee adopted the Company's 2021 Corporate Incentive Plan (CIP), providing our non-operations management and staff, including each of our NEOs, with an opportunity to earn an annual cash incentive based on the Company's achievement of specified performance objectives.

Under the 2021 CIP, each of our NEOs was eligible to earn a target incentive award ("Target Award") equal to a percentage of his or her base salary earned during fiscal year 2021, with the percentage varying depending on position. Target Awards were determined for participants based upon a review of competitive market practices and internal equity, including published survey data and proxy information from our Compensation Peer Group. The Target Awards for 2021 were as follows:

Executive Officer	Target Award (% of Base Salary)
John C. Miller	110%
Robert P. Verostek	80%
F. Mark Wolfinger	90%
Christopher D. Bode	80%
John W. Dillon	80%

Performance Goals for 2021. For 2021, the Compensation Committee approved, based upon recommendations from the Company's compensation consultants, a bifurcated 2021 CIP structure of two six-month programs measuring the following, weighted 40% of target for the first six months and 60% of target for the second six months:

Denny's 2021 CIP Program	
January - June 2021	**July - December 2021**
Net Openings[1] (10%)	Sales as a% of 2019 (30%)
Adjusted EBITDA[2] (10%)	Adjusted EBITDA[2] (30%)
Net Credit Facility Balance[3] (10%)	
Virtual Restaurants Opened[4] (10%)	

[1] "Net Openings" means: total restaurant openings less total restaurant closures.

[2] Please refer to the reconciliation of Adjusted EBITDA in Appendix A to this Proxy Statement.

[3] "Net Credit Facility Balance" means: outstanding credit facility balance net of cash

[4] "Virtual Restaurants Opened" means the number of locations active with the Burger Den, The Melt Down and any additional virtual brands brought to market.

The 2021 CIP included the following key design features:

• All metrics were objective and quantifiable;

• The maximum payout associated with performance against the 1st half metrics in the aggregate could not exceed target, or 40% of the total payout for the year;

• The metrics for the 2nd half of the year (July - December 2021) had a heavier weighting (totaling 60%) with a potential maximum of 120%; and

- As such the program had a total January to December 2021 potential payout of 160%, versus the traditional CIP payout maximum percentage of 200%.

   The decision to bifurcate the 2021 CIP was based primarily upon the following factors:

- It acknowledged the difficulty of setting reasonable annual financial goals in light of continued uncertainty related to the pandemic and our ability to open locations, especially given our heavy concentration of restaurants in California;

- Bifurcation of short-term bonus programs into two six-month periods granted more line of sight to participants;

- Allowed management to focus on key initiatives to stabilize operations; and

- The metrics utilized balanced financial obligations, company profitability, and new concept design and consumer trends.

   Performance Results and Payouts. A total of 98.4% of the target annual cash incentives were earned under the 2021 CIP, based on a combination of first half and second half performance. As mentioned above, because the CIP performance goals and outcomes were objective and quantifiable, no Committee discretion was used to influence the calculated payout, as follows:



Based on these results, payouts under the 2021 CIP to our NEOs were as follows:

Executive Officer	Target Opportunity [1]	Annual Target Award [2]	Actual Payout
John C. Miller	110%	$1,017,501	$1,001,221
Robert P. Verostek	80%	$ 342,462	$ 336,983
F. Mark Wolfinger	90%	$ 517,506	$ 509,221
Christopher D. Bode	80%	$ 326,616	$ 321,390
John W. Dillon	80%	$ 327,077	$ 321,844

[1]   As a percentage of a participant's base salary earned during fiscal year 2021.

[2]   The Annual Target Award is based upon the NEO's base salary earned during the year and reflects changes, if any, to their base salaries during fiscal 2021 pursuant to the terms of the 2021 CIP.

Long-Term Equity Incentives

Overview. A key component of the total compensation package of our executive officers is a long-term equity incentive program (LTIP) designed to meet the following objectives:

• Reward long-term Company profitability and growth

• Promote increased stockholder value and align our executives' interests with the interests of our stockholders

• Offer competitive awards aligned with market practice

• Promote stock ownership among executives

• Encourage a long-term perspective among executive officers

• Provide an incentive for executives to remain with the Company

LTIP Design for 2021. The uncertainty of the timing of recovery from the effects of the COVID-19 pandemic led to emerging trends among the hardest hit industries to seek to add balance to long-term incentives and a relative performance measurement. Consequently, for 2021, the Compensation Committee, based upon the recommendation of our compensation consultant, adopted a more balanced approach for the Company's LTIP structure for 2021, albeit maintaining a strong majority of the grant value delivered via three-year PSUs:

• 67% - PSUs earned based on relative TSR performance against the S&P Small Cap Consumer Discretionary Index over a three-year period (2021-2023)

• 33% - Time-vested RSU award with three-year annual vesting

The relative TSR payout is based on the following performance goals:

Degree of Performance	Denny's TSR Performance Ranking vs. Index	Payout as a % of Target [1]
Below Threshold	<25th %ile	0%
Threshold	25th %ile	50%
Target	50th %ile	100%
Maximum	75th %ile	200%

[1]   Linear interpolation utilized to determine payouts which fall between given points on this scale.

The PSUs include an absolute TSR payout cap, which is designed to cap the final payout at target if Denny's absolute TSR is negative over the performance period regardless of relative positioning.

TSR for the PSUs means (ending stock price – beginning stock price + reinvested dividends) / beginning stock price, using a 20-day average for beginning and ending stock prices. Denny's TSR performance will be measured against the TSR of the S&P 600 Consumer Discretionary Index at the end of the three-year performance period to determine the payout level.

Fiscal Year 2021 LTIP Grants. The Compensation Committee approved LTIP grants to selected employees, including our NEOs, in the first quarter of 2021, consistent with past practice. When considering the 2021 LTIP grants, the Compensation Committee started with an intended target value for each NEO, which was based on a percentage of his or her base salary, as follows:

Executive Officer	Target LTIP (% of Base Salary)
John C. Miller	300%
Robert P. Verostek	125%
F. Mark Wolfinger	175%
Christopher D. Bode	125%
John W. Dillon	125%

For more information regarding 2021 LTIP grants to our NEOs, please see the "*2021 Grants of Plan-Based Awards*" in this Proxy Statement.

2019 PSU Performance, Results and Payout. Under the terms of the 2019 LTIP, as adjusted in 2020 to address the pandemic, the number of PSUs earned was based upon relative TSR over a period of three fiscal years ending December 30, 2021.

The Company's TSR for this period was 8.5% and in the 29.7th percentile compared to the S&P Small Cap Consumer Discretionary Index peer group, resulting in relative TSR achieved at 59.4% of target based on the scale set forth below:

Degree of Performance	Denny's TSR Performance Ranking vs. Peers	Payout as a % of Target [1]
Below Threshold	<25th %ile	0%
Threshold	25th %ile	50%
Target	50th %ile	100%
Maximum	90th %ile	150%

(1)   Linear interpolation utilized to determine payouts which fall between given points on this scale.

Accordingly, based on the performance referenced above, the 2019-2021 PSU paid out to our NEOs as follows:

Executive Officer	Target 2019 PSUs	Earned 2019 PSUs[1]	Earned PSUs Deferred [2]
John C. Miller	174,176	103,461	-
Robert P. Verostek	24,726	14,688	7,344
F. Mark Wolfinger	58,762	34,905	-
Christopher D. Bode	31,566	18,751	-
John W. Dillon	31,732	18,849	943

(1)   PSUs are payable on a one-for-one basis in shares of Common Stock, net of shares withheld for tax withholding.

(2)   Reflects PSUs that were deferred pursuant to the Deferred Compensation Plan and are payable on a one-for-one basis in Denny's Common Stock upon the NEO's termination of service.

Summary of Our 2022 Incentive Plan Design.

Our 2022 incentive program returned to a more normalized structure which aligns to our pre-pandemic pay programs:

Regarding the 2022 CIP:

• Return to using a full-year performance period featuring two financial goals, weighted equally: Adjusted EBITDA & Domestic System-Wide Same-Store Sales.

- Added a modifier measuring progress against quantifiable diversity, equity and inclusion (DE&I) goals linked to our strategic plan which can only reduce overall CIP plan funding at the end of the year by up to –10%.

- To acknowledge ongoing incentive plan goal setting challenges as we return to pre-pandemic financial expectations, we decided to cap the upside leverage of the CIP for a maximum payout up to 125% of target.

Regarding the 2022 LTIP:

- Continued to emphasize performance-based equity with 60% of the LTIP weighted towards PSUs and 40% in time-vested RSUs.

- The RSUs will vest ratably, 1/3rd per year, over three years.

- For the PSUs, re-introduced adjusted EPS growth, weighted 50%, measured over a three-year period, coupled with three-year relative TSR, weighted 50%, measured against the S&P 600 Small Cap Consumer Discretionary Index.

- In the event Denny's TSR is negative over the three-year period, the payout corresponding to the TSR portion of the PSUs is limited to 100% of target.

Benefits and Perquisites

In General. The Company's executives are eligible to participate on the same basis as other salaried employees in health and welfare plans, qualified retirement and savings plans, and other benefit plans intended to provide a financial safety net of coverage for various significant life events, such as death, disability and retirement. Along with other members of the management team, our NEOs also participate in a non-qualified savings plan intended to allow them to contribute to a deferred compensation plan without regard to IRS limits on the amount of earned compensation that can be voluntarily deferred into a 401(k) retirement plan. Our NEOs also receive certain perquisites, including telecommunication allowances, car allowances and reimbursement for executive physicals. These perquisites serve a business purpose, are limited in value, and are consistent with those of restaurant companies and other companies of similar size.

401(k) Plan. Generally, all employees are eligible to participate in the Company's 401(k) plan, to which participants are able to elect to contribute up to 25% of their compensation. The plan utilizes a "safe harbor" plan design, allowing the Company match up to a maximum of 4% of compensation deferred by participants.

Deferred Compensation Plan. A non-qualified deferred compensation plan is offered to certain employees. This plan allows participants to defer up to 50% of their annual salary and up to 75% of their bonus, on a pre-tax basis. Also, beginning in 2017, we began to permit certain officers to defer under this plan all or a portion of their awarded PSUs that vest under the LTIP.

For more information regarding the deferral of compensation under the Company's deferred compensation plan for our NEOs, please see the "2021 Nonqualified Deferred Compensation" in this Proxy Statement.

Post-Termination Payments

In General. All of our executive officers participate in the Denny's Corporation Amended and Restated Executive and Key Employee Severance Pay Plan (the "Severance Plan"). The Severance Plan was originally adopted in January 2008 and was last amended and restated on May 9, 2017. The Severance Plan provides severance payments and benefits to our NEOs in a consistent manner. In the event of a participant's employment termination without cause or for good reason (as such terms are defined in the Severance Plan), the Severance Plan provides for, among other items, salary continuation and health benefits for 12 months. Under the Severance Plan's change in control provisions: (i) the Company's chief executive officer, president and any executive vice presidents are entitled to an enhanced lump sum severance payment equal to two times base salary and CIP target bonus plus health benefits for 24 months, and (ii) the Company's senior vice presidents receive a lump sum payment equal to one times base salary and CIP target bonus. Two events (i.e., a "double trigger") must take place – a change in control of the Company and a qualifying associated termination of the employee – before a participant is entitled to these enhanced benefits. Under the Severance Plan, no benefits are payable following a termination for cause or voluntary termination (resignation without good reason).

We provide involuntary termination severance benefits to protect individuals from events outside their control and to offer compensation packages similar to those commonly found in the market in which we compete for executive talent. Furthermore, we provide enhanced benefits in the event of a change in control to protect against disruption during change in control activities. Potential benefits under the Severance Plan for our NEOs are discussed further under the section entitled "*Summary of Termination Payments and Benefits*" in this Proxy Statement.

Compensation and Corporate Governance Best Practices

Stock Ownership Guidelines. The Company has stock ownership guidelines for its directors and executive officers. The guidelines were originally effective January 25, 2011, later amended and restated as of January 1, 2014, January 1, 2015, January 31, 2017 and most recently amended effective September 28, 2021 to (i) add an ownership requirement for the Company President equivalent to that of the CEO; (ii) add a retention requirement of 50% after-tax vested shares in the case of non-compliance; and (iii) adjust the share sources counting toward the ownership guideline.

For purposes of measuring compliance with these ownership guidelines during a year, share value will be based on the average closing price of the Company's stock for each trading day during the last 30 days of the preceding fiscal year equivalent to an individual's current base salary or annual cash Board retainer times his or her designated multiple.

Required stock ownership/retention levels for directors and officers is based upon the following multiples[1]:

	Multiple
Directors, CEO and President	5 X cash board retainer / base salary
Executive Vice Presidents	3 X base salary
Senior Vice Presidents and Vice Presidents	1 X base salary

[1] Any executive officer who is also a member of the Board will be required to maintain the ownership level set for his or her executive officer position.

Each officer and director is expected to attain and thereafter maintain their required stock ownership level within five years from the date on which an individual becomes subject to the guidelines. Once a required ownership level is attained, an individual is expected to maintain such level. If, during the initial five-year compliance period or anytime thereafter, an officer or director has not met the minimum ownership requirement based on the stock price value used for the most recent annual measurement date, the individual must retain fifty percent (50%) of net after-tax shares received from awards under the Company's equity compensation plans until the minimum ownership requirement under the guidelines is satisfied.

All of our directors and officers who are subject to the stock ownership guidelines are in compliance with the guidelines or are in the applicable five-year compliance period.

Compensation Clawback Policy. The Company has a compensation clawback policy for NEOs and certain other key employees that provides for the recoupment by the Company under certain circumstances of annual cash bonuses, stock-based awards, performance-based compensation, and any other forms of cash or equity compensation other than base salary. In the event of a restatement of the Company's previously-issued financial statements as a result of an error, omission, fraud or non-compliance with financial reporting requirements (but not including any restatement or adjustment due to a change in applicable accounting principles, rules or interpretations), or a determination by the Compensation Committee that a material error was made in computing the amount of any incentive compensation, the Compensation Committee has discretion to direct the Company to recover from one or more current or former NEOs and certain other key employees the incremental incentive compensation in excess of the incentive compensation that would have been earned, paid or vested based on the related or adjusted financial results.

Anti-Hedging Policy. Directors, executive officers and other employees are prohibited from engaging in hedging transactions with respect to our securities. "Hedging transactions" can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds or through other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our securities. Because hedging transactions might permit a director, executive officer or other employee to continue to own our securities, whether obtained through our equity compensation plans or otherwise, without the full rewards and risks of ownership, such hedging transactions are prohibited.

Anti-Pledging Policy. The Company has a policy that prohibits executive officers and directors (except under limited circumstances) from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

2021 Summary Compensation Table

The following table sets forth the compensation paid to, or earned by, the Company's NEOs for the fiscal years shown below.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
John C. Miller Chief Executive Officer	2021 2020 2019	925,001 815,386[1] 900,000	4,451,217[2] 3,981,133 3,313,698	1,001,221[3] 520,787 900,000	23,049[4] 22,934 30,180	6,400,488 5,340,240 5,143,878
Robert P. Verostek Executive Vice President and Chief Financial Officer	2021 2020	428,078 353,366[1]	872,210[2] 599,285	336,983[3] 132,260	35,149[4] 21,403	1,672,420 1,106,314
F. Mark Wolfinger President	2021 2020 2019	575,001 552,212[1] 550,000	1,614,086[2] 1,160,509 1,117,947	509,221[3] 266,972 495,000	30,980[4] 30,265 30,180	2,729,288 2,009,958 2,193,127
Christopher D. Bode Executive Vice President and Chief Operating Officer	2021 2020 2019	408,270 379,943[1] 383,000	822,100[2] 636,403 600,543	321,390[3] 142,921 268,100	34,048[4] 18,265 23,786	1,585,808 1,177,532 1,275,429
John W. Dillon Executive Vice President and Chief Brand Officer	2021 2020 2019	408,847 384,423[1] 385,000	822,100[2] 734,711 603,700	321,844[3] 162,893 269,016	34,574[4] 25,753 24,412	1,587,365 1,307,780 1,282,128

[1] The amounts reflect voluntary base salary reductions during 2020.

[2] The amounts reflect the grant date fair value of awards granted pursuant to our 2021 LTIP determined in accordance with FASB Accounting Standards Codification 718, "Compensation-Stock Compensation" ("FASB ASC 718"). Each 2021 LTIP award was granted with one third restricted stock units ("RSUs") and two-thirds performance stock units based on relative TSR ("PSUs").

The number of RSUs granted to Messrs. Miller, Verostek, Wolfinger, Bode and Dillon was 67,300, 13,188, 24,404, 12,430 and 12,430, respectively. The $15.91 grant date fair value of the RSUs was determined in accordance with FASB ASC 718 based on the closing stock price per share on the grant date.

The number of PSUs granted to Messrs. Miller, Verostek, Wolfinger, Bode, and Dillon assuming target performance was 136,640, 26,774, 49,548, 25,236, and 25,236, respectively. The values of the PSU awards at the grant date, assuming achievement of the maximum performance level of 200%, would have been $6,760,948, $1,324,778, $2,451,636, $1,248,678, and $1,248,678, for Messrs. Miller, Verostek, Wolfinger, Bode and Dillon, respectively.

Additional information regarding the 2021 LTIP can be found in the CD&A. Details on the valuation and terms of these awards can be found in Note 12 to the Consolidated Financial Statements in our Form 10-K filed with the SEC on February 28, 2022.

[3] The amounts include performance-based bonuses earned under the 2021 CIP. Refer to the CD&A for more information regarding the 2021 CIP.

[4] The amounts for Messrs. Miller, Verostek, Wolfinger, Bode and Dillon include Company contributions to their 401(k) accounts of $4,269, $17,292, $12,200, $16,191 and $15,793, respectively. The amounts also include the following perquisites: a car allowance of $18,000, $17,077, $18,000, $17,077 and $18,000 for Messrs. Miller, Verostek, Wolfinger, Bode and Dillon, respectively, and a telecommunications allowance of $780 for each of Messrs. Miller, Verostek, Wolfinger, Bode and Dillon.

2021 Grants of Plan-Based Awards

The following table sets forth information concerning each grant of awards made to NEOs in the last completed fiscal year under any of the Company's plans.

| Name | Award | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Option Awards ($)[3] |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
John C. Miller	2021 CIP		-	1,017,501	1,628,002					
	2021 RSU[4]	2/2/2021							67,300	1,070,743
	2021 PSU	2/2/2021				68,320	136,640	273,280		3,380,474
Robert P. Verostek	2021 CIP		-	342,462	547,939					
	2021 RSU[4]	2/2/2021							13,188	209,821
	2021 PSU	2/2/2021				13,387	26,774	53,548		662,389
F. Mark Wolfinger	2021 CIP		-	517,501	828,002					
	2021 RSU[4]	2/2/2021							24,404	388,268
	2021 PSU	2/2/2021				24,774	49,548	99,096		1,225,818
Christopher D. Bode	2021 CIP		-	326,616	522,586					
	2021 RSU[4]	2/2/2021							12,430	197,761
	2021 PSU	2/2/2021				12,618	25,236	50,472		624,339
John W. Dillon	2021 CIP		-	327,077	523,323					
	2021 RSU[4]	2/2/2021							12,430	197,761
	2021 PSU	2/2/2021				12,618	25,236	50,472		624,339

[1] Reflects threshold, target and maximum payout levels of performance-based bonuses awarded pursuant to the Company's 2021 CIP. The actual amounts earned by each of the NEOs in 2021 are reported in the Non-Equity Incentive Plan Compensation column in the 2021 Summary Compensation Table. Refer to the CD&A for more information regarding our annual cash incentive bonus program.

[2] Reflects threshold, target and maximum payout levels of PSUs that may be earned contingent on the results of the 2021 LTIP granted under the 2017 Omnibus Incentive Plan. Refer to the CD&A for more information regarding the 2021 LTIP.

[3] The grant date fair value of awards is determined pursuant to FASB ASC 718.

[4] Reflects RSUs granted as part of the 2021 LTIP under the 2017 Omnibus Incentive Plan which are generally earned based on continued employment. Refer to the CD&A for more information regarding the 2021 LTIP.

2021 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock awards that have not vested and equity incentive plan awards for each NEO outstanding as of the end of the Company's last completed fiscal year.

Name	Stock Awards		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]		
John C. Miller	229,809[1]	3,608,001	136,640	2,145,248
	44,867[2]	704,412		
Robert P. Verostek	38,552[1]	605,266	26,774	420,352
	8,792[2]	138,034		
F. Mark Wolfinger	65,232[1]	1,024,142	49,548	777,904
	16,270[2]	255,439		
Christopher D. Bode	36,035[1]	565,750	25,236	396,205
	8,287[2]	130,106		
John W. Dillon	46,729[1]	733,645	25,236	396,205
	8,287[2]	130,106		

[1] Reflects number of shares of Denny's Common Stock that may be earned by the NEO pursuant to our 2020 LTIP. These RSUs will generally vest based on continued service over the two-year period ending on May 20, 2022.

[2] Reflects number of shares of Denny's Common Stock that may be earned by the NEO pursuant to our 2021 LTIP. These RSUs will generally vest in three equal installments on the last day of the Company's 2021, 2022, and 2023 fiscal years, subject in each case to continued service with the Company through such date. Additional information regarding the 2021 LTIP can be found in the CD&A.

[3] Reflects the value as calculated using the closing price per share of our Common Stock as of December 29, 2021 ($15.70), the last business day prior to the end of our last completed fiscal year.

[4] Reflects the number of shares of Denny's Common Stock that may be earned by the NEO pursuant to our 2021 LTIP. These PSUs will be earned and will vest (from 0% to 200% of the target award) based on the results of our TSR compared to a peer group at the end of a three-year performance period ending on December 27, 2023. The number of shares reported is based on our actual performance results through the end of fiscal 2021 under the applicable performance measures and assuming that the payout will occur at the next highest level (threshold, target or maximum), which was target performance. Additional information regarding the 2021 LTIP can be found in the CD&A.

2021 Stock Vested

The following table sets forth information concerning vesting of stock awards (PSUs and RSUs) during the last completed fiscal year for each of the NEOs.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[1]
John C. Miller	130,909	2,055,272
Robert P. Verostek	19,084[2]	299,619
F. Mark Wolfinger	44,157	693,266
Christopher D. Bode	23,775	373,268
John W. Dillon	22,992[2]	360,974

[1] Reflects the amount and dollar value of the 2019 PSUs, that vested under our 2019 LTIP, the amount and dollar value of one third of the RSUs that vested under our 2021 LTIP and amount and dollar value of certain of the RSUs granted under our 2020 LTIP for retirement-eligible NEOs that were withheld in 2021 to cover certain FICA tax withholding obligations.

(2)   Under the terms of the Deferred Compensation Plan, certain employees may defer the settlement of up to 100% of the PSUs earned under the 2019 LTIP. Messrs. Verostek and Dillon elected to defer 50% and 5%, respectively, or 7,344 and 943 PSUs, that vested under the 2019 LTIP. The terms of the deferral are described below under "2021 Nonqualified Deferred Compensation."

2021 Nonqualified Deferred Compensation

The following table sets forth information with respect to the Company's Deferred Compensation Plan, which provides for the deferral of compensation for the NEOs that is not tax-qualified.

Name	Executive Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[3]
John C. Miller	-	1,244,633	-	11,846,923
Robert P. Verostek	115,301[1]	51,762	-	670,239
F. Mark Wolfinger	-	46,603	-	656,395
Christopher D. Bode	-	-	-	-
John W. Dillon	47,251[1]	80,835	-	512,295

(1)   The executive contribution for Mr. Dillon includes $32,446 related to deferred salary and/or bonus that is reported in the 2021 row of the 2021 Summary Compensation Table under the "Salary" and "Non-Equity Incentive Plan Compensation" columns. The executive contributions for Messrs. Verostek and Dillon also include the grant date fair value of 7,344 and 943 deferred PSUs, respectively, awarded pursuant to our 2019 LTIP. The original grant date fair value of the 2019 PSUs is reported in the 2019 row of the 2021 Summary Compensation Table under the "Stock Awards" column. The value reported in this table is based on the closing price per share of our Common Stock on December 29, 2021 ($15.70), the last business day prior to the end of our last completed fiscal year, when the 2019 LTIP award vested.

(2)   None of the amounts in this column have been reported in the Summary Compensation Tables for prior fiscal years.

(3)   Aggregate balances as of December 29, 2021 include the following amounts that were previously reported as compensation to the NEOs in the Summary Compensation Table for years prior to 2021: $1,260,289 for Mr. Miller (2011-2019), $479,785 for Mr. Wolfinger (2006-2015) and $65,173 for Mr. Dillon (2016-2020). The aggregate balances for Messrs. Miller, Verostek and Dillon also include the value of deferred PSUs. The original grant date fair value of the deferred PSUs reported as compensation in the Summary Compensation Table for years prior to 2021 was $4,162,518, $47,080 and $14,935 for Messrs. Miller, Verostek and Dillon, respectively.

The Deferred Compensation Plan allows eligible employees to defer current compensation on a pre-tax basis. Effective March 1, 2017, certain eligible employees may also defer PSUs that are earned by the employee pursuant to his or her performance award under the LTIP, which performance award provides the employee with the ability to earn shares of our Common Stock under our equity incentive plans if the performance goals set forth in the performance award are met. Participation in the Deferred Compensation Plan is limited to a select group of management or highly compensated employees of Denny's, Inc.

Under the terms of the Deferred Compensation Plan, a participant may elect to defer up to 50% of his or her base salary and up to 100% of his or her annual bonus (effective January 1, 2018, up to 75% of annual bonus), on a pre-tax basis. A participant may defer up to 100% of the PSUs that are earned by the participant under the LTIP. Deferrals of base salary and bonus will be credited to the participant's account on a periodic basis consistent with the payroll cycle. A participant's PSU deferrals are credited after the PSUs are earned to an account as units, with each unit equivalent in value to one share of our Common Stock. New deferral elections are required each year for base salary, annual bonus and PSUs. Discretionary contributions may be made to the Deferred Compensation Plan by the Company, but none are currently made, and, prior to January 1, 2016, matching contributions were made to the Deferred Compensation Plan by the Company.

The portion of the participant's account that consists of cash compensation deferrals will be credited with earnings and losses based on publicly traded mutual fund investment options selected by the participant that closely mirror the investment options in our 401(k) plan. These investments are priced daily according to closing market values. Trades from fund to fund can be made on a daily basis. Dividend equivalents on PSUs are credited to the participant's account and may be invested in the same manner as cash deferrals under the Deferred Compensation Plan. A participant may request a change in allocation of an account balance or future deferrals at any time.

A participant is at all times 100% vested in his or her elective deferrals of cash compensation and earnings thereon. Discretionary contributions and earnings thereon become vested as determined by the committee appointed to administer the Deferred Compensation Plan and matching contributions and earnings thereon for periods prior to January 1, 2016 were 100% vested at all times. Elective deferrals of earned PSUs and dividend equivalents (and earnings) thereon are also 100% vested at all times.

Subject to the terms of the Deferred Compensation Plan, a participant may elect, in accordance with the terms of the Deferred Compensation Plan, to receive payment of the salary and bonus deferrals (and discretionary and matching contributions) credited to his or her account on fixed date(s) while still employed by Denny's, Inc. or following termination of employment. These amounts are payable in cash generally in the form of a lump sum distribution or in installments of up to ten years (or a maximum of five years for in-service distributions), at the election of the participant made in accordance with the terms of the Deferred Compensation Plan, and subject to exceptions as set forth in the Deferred Compensation Plan (including in the event of a change in control or the participant's death or disability).

Subject to the terms of the Deferred Compensation Plan, a participant will receive PSUs and dividend equivalents credited to his or her account following termination of employment. When paid, the deferred PSUs are converted into an equivalent number of shares of our Common Stock. Dividend equivalents are paid in cash. These amounts are payable in the form of a lump sum distribution or in installments of up to ten years, at the election of the participant made in accordance with the terms of the Deferred Compensation Plan and subject to exceptions as set forth in the Deferred Compensation Plan (including in the event of a change in control).

As a result of Section 409A of the Code, certain key employees (including the NEOs) may be subject to a six-month waiting period for distribution following termination of employment.

Summary of Termination Payments and Benefits

In 2021, Messrs. Miller, Verostek, Wolfinger, Bode and Dillon were participants in the Severance Plan, which provides for severance payments and benefits in the event of a participant's employment termination without "cause" or for "good reason", plus enhanced benefits if such termination is in connection with a change in control of the Company.

Under the terms of the Severance Plan, "Cause" when determined to be the basis for an executive officer's termination of employment shall generally mean any of the following acts by the officer, as determined by the Board: (i) substantial neglect of work; (ii) long periods of absence from work without the consent of the Company; (iii) intentional activity that conflicts with or is adverse to the business or other interests of the Company; (iv) willful misconduct or actions reasonably detrimental to the Company; or (v) the conviction of, any crime involving the personal enrichment of the officer at the Company's expense, a felony, or a crime involving dishonesty or moral turpitude. "Good Reason" under the terms of the Severance Plan generally means (as a reason for an executive officer's resignation from employment) when any of the following events occur without the consent of the executive officer: (i) duties are assigned to an executive officer that are materially inconsistent with, or there is a material reduction of, an officer's authority, duties or responsibilities; (ii) a material reduction of an executive officer's base salary or bonus; (iii) a change of greater than 50 miles of the location where the executive officer is required to work; and (iv) certain material breaches by the Company of agreements with the officer. In order to resign for Good Reason, an executive officer must give notice to the Company within 90 days of the occurrence of the event giving rise to Good Reason, and the Company must have failed to cure the problematic condition within a reasonable period of time after receiving notice.

The following table summarizes the approximate value of the termination payments and benefits that each of Messrs. Miller, Verostek, Wolfinger, Bode and Dillon would have received if they had terminated employment at the close of business on December 29, 2021 and based on the positions they each held at that time. The amounts shown in the table exclude distributions under our 401(k) retirement plan that is generally available to all of our salaried employees, as well as the executive's accrued but unpaid obligations. The amounts also exclude benefits and payments that are disclosed in the "2021 Nonqualified Deferred Compensation" section above.

	John C. Miller	Robert P. Verostek	F. Mark Wolfinger	Christopher D. Bode	John W. Dillon
Reason for Termination:					
By Company Without Cause; By Executive for Good Reason					
Cash Severance[1]	$ 925,000	$ 435,000	$ 575,000	$ 410,000	$ 410,000
Health & Welfare Continuation (estimated)[2]	21,666	22,471	17,985	17,851	21,666
Outplacement Services (estimated)[3]	20,000	20,000	20,000	20,000	20,000
Total	$ 966,666	$ 477,471	$ 612,985	$ 447,851	$ 451,666
Retirement[4]					
Accelerated 2020 LTIP Award[5]	$2,906,171	$ -	$ 824,926	$ 455,700	$ -
Accelerated 2021 LTIP Award[5]	437,631	-	158,692	80,826	-
Total	$3,343,802	$ -	$ 983,618	$ 536,526	$ -
Death or Disability					
Accelerated 2020 LTIP Award[5]	$2,906,171	$ 487,530	$ 824,926	$ 455,700	$ 590,936
Accelerated 2021 LTIP Award[5]	437,631	85,752	158,692	80,826	80,826
Total	$3,343,802	$ 573,282	$ 983,618	$ 536,526	$ 671,762
Termination Within 24 Months Following a Change of Control (By Company Without Cause; By Executive for Good Reason)					
Cash Severance[1]	$3,885,000	$1,566,000	$2,185,000	$1,476,000	$1,476,000
Health & Welfare Continuation (estimated)[2]	43,332	44,942	35,970	35,702	43,332
Accelerated 2020 LTIP Award[5]	3,608,001	605,266	1,024,142	565,750	733,645
Accelerated 2021 LTIP Award[5]	2,017,304	395,290	731,516	372,583	372,583
Outplacement Services (estimated)[3]	20,000	20,000	20,000	20,000	20,000
Estimated Code Section 280G "Cut-Back" to Avoid Excise Tax[6]	-	-	-	-	-
Total	$9,573,637	$2,631,498	$3,996,628	$2,470,035	$2,645,560

[1] Reflects severance payments pursuant to the Severance Plan consisting of (a) for Messrs. Miller, Verostek, Wolfinger, Bode and Dillon, salary continuation for 12 months, or a lump sum payment equal to two times base salary and target bonus in the event of termination within two years of a change in control.

[2] Reflects a payment pursuant to the Severance Plan equal to (a) for Messrs. Miller, Verostek, Wolfinger, Bode and Dillon, the cost of providing continued health and welfare benefits for a period of 12 months following termination, or a period of 24 months following termination within two years of a change in control.

[3] Executive officers (executive vice presidents and above) are eligible to receive up to $20,000 of outplacement services pursuant to the Severance Plan for a period of 12 months following termination.

[4] Under the terms of the LTIPs, "retirement" means voluntary termination on or after age 55, provided that the sum of the total of the participant's age and years of service with the Company is equal to or greater than 70.

[5] The 2020 RSUs and 2021 RSUs vest on the date of change in control. The 2021 PSUs vest upon a change in control at the actual performance level on the date of change in control. Upon death or termination upon permanent disability, the 2020 RSUs and 2021 RSUs vest on a prorated basis as of such date and the 2021 PSUs vest on a prorated basis based upon actual performance as of such date. If voluntary retirement had occurred at December 29, 2021, for the applicable NEOs, the 2020 RSUs and 2021 RSUs would have vested on a prorated basis. Similarly, the 2021 PSUs would have vested on a prorated basis and would be earned and paid based on actual performance through the end of the three-year performance period.

(6)   The Severance Plan provides that in the event the executive would be subject to a 20% excise tax under Section 4999 of the Code (imposed on individuals who receive compensation in connection with a change of control that exceeds certain specified limits), the payments and benefits will be reduced to the maximum amount that does not trigger the excise tax, unless the executive would retain greater value (on an after-tax basis) by receiving all payments and benefits and paying all excise and income taxes.

The Severance Plan provides that receipt of payments and benefits under the plan is contingent upon a plan participant entering into a separation agreement and general release of claims, the material provisions of which include a non-disparagement agreement and a covenant not to sue, a two-year disclosure and use of confidential information restriction, and a 12-month restriction not to (i) solicit Company employees employed at the time of participant's employment, (ii) solicit customers of the Company at the time of participant's employment, and (iii) compete within the family dining segment.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K, we are providing disclosure of the annual total compensation of our CEO, Mr. Miller, the annual total compensation of our "median employee" (determined by excluding our CEO), and the ratio of their respective annual total compensation to each other (in each case, with annual total compensation calculated in accordance with SEC rules applicable to the 2021 Summary Compensation Table).

In determining our median employee, we chose December 29, 2021 (our 2021 fiscal-year end) as the determination date. As of this date, we employed 3,227 employees who were active (i.e., they had earnings greater than zero in fiscal 2021). Consistent with SEC requirements, we reviewed our global employee population as of December 29, 2021 to prepare the pay ratio analysis. Our median employee was selected using W-2 earnings for fiscal 2021 (i.e., base salary, bonus, overtime, shift differential, and 401(k) match), which was consistently applied across our entire global employee population for fiscal 2021 (excluding our CEO). In determining our median employee, we annualized the pay of any employees that were active employees on December 29, 2021 but had been employed for less than the full fiscal year period as permitted by the SEC rule and, as stated above, only included employees who were active employees on December 29, 2021 (i.e., they had earnings greater than zero in fiscal 2021). We did not use any of the exemptions permitted under SEC rules, and did not rely on any material assumptions, adjustments (e.g., cost-of-living adjustments) or estimates (e.g., statistical sampling) to identify our median employee or determine annual total compensation or any elements of annual total compensation for our median employee or Mr. Miller.

Once we identified our median employee, we calculated such employee's annual total compensation as described above for purposes of determining the ratio of Mr. Miller's annual total compensation to such employee's annual total compensation. The annual total compensation values are as follows for fiscal 2021, our last completed fiscal year:

CEO Pay Ratio	
Median employee total compensation	$ 34,752
CEO total compensation	$6,400,488
Ratio of CEO to Median Employee compensation	184:1

2021 Director Compensation

The following table sets forth information concerning the compensation of the Company's non-employee directors for fiscal 2021.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Bernadette S. Aulestia	80,004	109,994	189,998
Olu Beck	53,201	109,994	163,195
Gregg R. Dedrick	101,250	109,994	211,244
José M. Gutiérrez	106,250	109,994	216,244
Brenda J. Lauderback	143,750	165,000	308,750
Robert E. Marks	30,769	0	30,769
Donald C. Robinson	101,250	109,994	211,244
Laysha Ward	82,500	109,994	192,494

[1] The amounts in this column reflect the cash fees earned and/or paid to our non-employee directors as described below under "2021 Director Compensation Program," Ms. Aulestia elected to receive her cash fees earned in the form of deferred stock units ("DSUs"). The 4,941 DSUs granted in lieu of Ms. Aulestia's 2021 cash fees are included in the aggregate number of DSUs held by her, as shown in the footnote below. Mr. Marks received a pro-rata portion of the cash fees based on his resignation from the Board in 2021.

[2] The amounts in this column reflect the grant date fair value of DSUs awarded to directors pursuant to our equity incentive plans determined in accordance with FASB ASC 718. Details on the valuation and terms of these awards can be found in Note 12 to the Consolidated Financial Statements in our Form 10-K filed with the SEC on February 28, 2022. The aggregate number of DSUs held as of December 29, 2021 for Ms. Aulestia, Beck, Messrs. Dedrick, Gutiérrez, Ms. Lauderback, Messrs. Marks and Robinson and Ms. Ward were 40,745, 6,307, 45,617, 75,271, 164,115, 192,930 (includes 10,000 RSUs), 146,168, and 98,574, respectively.

2021 Director Compensation Program

The non-employee director compensation is comprised of annual cash fees and an annual equity grant as follows:

Annual Cash Fees –

• An annual cash retainer of $80,000 (for all non-employee directors other than the Board Chair);

• An annual cash retainer of $135,000 for the Board Chair;

• An additional annual cash retainer of $20,000 for the chair of the Audit Committee;

• An additional annual cash retainer of $15,000 for the chair of the Compensation Committee;

• An additional annual cash retainer of $15,000 for the chair of the Governance Committee;

• A $7,500 annual cash retainer is paid to the Audit Committee members due to the additional number of regularly scheduled meetings; and

• A meeting fee of $500 (for telephonic) or $1,000 (for in-person) for each Board or Committee meeting attended in excess of ten meetings during a calendar year.

Subject to any applicable deferral election, all retainer amounts are payable in quarterly installments in advance, and all meeting fees are payable in the quarter following the date of the meeting. All Board members are given the opportunity to elect to defer all or a specified percentage of their cash retainer amounts in the form of share-settled DSUs.

Annual Equity Grant –

Board members receive an annual grant of DSUs valued at $110,000, or $165,000, in the case of the Board Chair. All DSUs settle in shares of Denny's Common Stock on a one-for-one basis. All DSUs will vest in full on the first anniversary of grant and will generally be settled in shares of Common Stock upon the Board member's termination of service, including in connection with a change in control, subject to a deferral election.



PROPOSAL 4 Stockholder Proposal Regarding the Preparation of an Analysis of the Feasibility of Increasing Tipped Workers' Starting Wage to a Full Minimum Wage

Our Board of Directors recommends that you vote **AGAINST** the proposal

The Benedictine Sisters of Mount St. Scholastica, Atchison, Kansas, which has represented that it holds at least $2,000.00 in market value of our Common Stock, submitted the below stockholder proposal for the Annual Meeting.

STOCKHOLDER PROPOSAL

Denny's

Increase Starting Wages

RESOLVED: that stockholders of Denny's Corporation ("Denny's") request that the board of directors oversee the preparation of analysis, made publicly available, of the feasibility of increasing tipped workers' starting wage to a full minimum wage, per state and federal levels, with tips on top to address worker retention issues and economic inequities.

WHEREAS: the federal minimum wage of $7.25 an hour and $2.13 an hour for tipped workers is a course of economic instability, sexual harassment, and racial inequity for millions of workers.[1] The restaurant industry currently employs approximately 11.5 million workers.[2]

Substantial media attention has focused on the hiring crisis facing the restaurant industry. Latest turnover data from the Bureau of Labor Statistics illustrated 1.6 million open jobs in leisure and hospitality and a record of nearly a million people quitting.[4] Denny's has been public about its hiring challenges.[5,6,7] In May 2021, a One Fair Wage survey showed 53 percent of restaurant workers in the United States were considering leaving their jobs concerned about low wages and tips.[8] 75 percent of restaurant operators report that recruiting and retaining employees was their top challenge, the highest level recorded in two decades.[9]

Paying a full minimum wage has financial benefits: higher average profits, organizational growth and reduced turnover, and employment growth and lower poverty rates among workers. Economic analysis shows that one -fair-wage states had stronger restaurant growth from 2011 to 2019 than states with a lower tipped minimum wage.[10] Denny's Chief Financial Officer told investors that the California law raising the minimum wage to $15, including for tipped workers, by 2024 has been good for the company's business on a 2021 earnings call.[11]

One in six restaurant workers live below the poverty line. For tipped workers the poverty rate is 5.6 percentage points higher than for tipped workers in one-fair-wage states.[12] The 2020 Government Accountability Office report found 72 percent of wage-earning adults participating in Medicaid and the Supplemental Nutrition Assistance Program worked in one of five industries, including food service.[13]

In 2021, in every region of the United States, a single adult without children needs at least $31,200 to achieve a modest but secure standard of living.[14] According to Denny's proxy statement in 2020, the median of the annual total compensation of all employees, other than the Chief Executive Officer, was $16,245. According to 2020 federal poverty threshold calculations, Denny's median total compensation is below the poverty threshold for all sizes of family units, except for individuals.[15]

As stockholders, we are concerned that payment of a subminimum wage contributes to ongoing economic inequities and hinders hiring and retention efforts that in turn negatively impact long-term success and growth, creating reputational and financial risks.

---

1 https://onefairwage.site/wp-content/uploads/2021/07/OFW_HelpWanted.pdf

2 https://www.bls.gov/iag/tgs/iag722.htm

3 https://onefairwage.site/wp-content/uploads/2021/02/OFW_DeclineHospBus_3.pdf

4 https://www.bls.gov/news.release/jolts.a.htm

5 https://www.restaurantbusinessonline.com/financing/overnight-staffing-issues-keep-brake-dennys-sales

6 https://www.miamiherald.com/news/business/article253896243.html

7 https://www.fool.com/earnings/call-transcripts/2021/11/03/dennys-corp-denn-q3-2021-earnings-call-transcript

8 https://onefairwage.site/wp-content/uploads/2021/05/OFW_WageShortage_F.pdf

9 https://restaurant.org/association-releases-mid-year-soi

10 https://www.epi.org/publication/why-america-needs-a-15-minimum-wage/

11 https://event.on24.com/wcc/r/2948606/1A8C8DE64B7C8C8A017992C52889F36E

12 https://www.epi.org/publication/restaurant-workers/

13 https://www.gao.gov/assets/gao-21-45.pdf

14 https://www.epi.org/publication/our-deeply-broken-labor-market-needs-a-higher-minimum-wage-epi-testimony-for-the -senate-budget-committee/; https://livingwage.mit.edu/articles/85-15-an-hour-isn-t-enough-u-s-workers-need-a-living-wage

15 https://www.census.gov/data/tables/2021/demo/income-poverty/p60-273.html

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO STOCKHOLDER RESOLUTION

Due to our highly franchised business model, Denny's direct control over the compensation arrangements is limited to the team members employed in its 65 company-operated restaurants and corporate support functions. Denny's believes minimum wage rates have remained static for an extended period in many jurisdictions and should be raised. When doing so, Denny's supports methodical step wage adjustments over a reasonable period of time. Turnover in hourly team positions at Denny's company restaurants has been elevated due to a once-in-a-century pandemic yet remained ten percentage points lower than peers over the last twelve months.[1]

All servers are required by law to receive the full applicable minimum wage in each jurisdiction. In tip-credit states, this can occur through a combination of the tip-credit minimum wage, tips, and any additional employer compensation required to reach the full minimum wage. Servers employed at Denny's company restaurants receive a substantial premium above the full minimum wage in each respective state. In fact, total server compensation (inclusive of reported tips) in Denny's 65 company restaurants, even in tip-credit states, is approximately 165% of the full minimum wage[1], and considered at or above a Living Wage in each state. Further, objective studies demonstrate that wages paid according to industry practices do not contribute to poverty; however, elimination of the tip credit does result in fewer economically viable shifts and restaurants resulting in fewer living wage jobs[2], harming those the uninformed are trying to help.

Many servers prefer tip credit pay structures because they provide servers immediate and greater direct control over their income through positive guest service instead of relying on wage growth through merit adjustments at a cadence and magnitude determined by the employer. Restaurant employees have led movements to keep the current tipping system in states that have tried to eliminate the tip credit and raise the tipped minimum wage, including in Maine[3,4], New Mexico[5,6], New York[7,8], and the District of Columbia[9,10].

An analysis by the U.S. Census Bureau found that raising the tipped minimum wage 5-6 percent caused a *decrease* in employee's tip earnings of the same size[11]. According to the study, servers' total wages did not meaningfully improve, but the cost to the business increased through a higher tipped minimum wage. Restaurants raise prices to contend with increased costs, risking business contraction as pricing exceeds guests' elasticity. This is a particular concern for a value-oriented brand like Denny's. Equally concerning is the erosion of purchasing power for those servers whose compensation does not meaningfully improve while subject to broader inflation as prices rise in response to incremental business costs.

Denny's chooses to focus on the whole person by empowering our employees with valuable resources and incentives that help them thrive in a progressive career and gain purchasing power. Denny's offers a robust set of benefits and rewards that focus on recognition, career building, health and wellness, time-off benefits, and other perks that are designed to make our peoples' experience as a team member productive and fun. For example, our Breakthrough Leadership Training and Development program provides access to creative and interactive employee education curricula, leadership workshops, simulations, as well as mobile learning and training videos, fostering a wide range of valuable skills to ensure success in the restaurant industry. We strive to offer a wage structure that is competitive by role within the regions where we operate, and our employees are offered comprehensive benefits that support our team members and their families' overall well-being. We contribute to programs that provide our team members with financial security, now and in the future, including a 401(k) savings plan, tuition reimbursement and life insurance options.

Beginning with the start of the COVID-19 pandemic in April 2020, through mid-2021, Denny's retained restaurant employees to ensure our employees and their families maintained medical insurance coverage, even as sales plummeted due to government-imposed pandemic restaurant restrictions. For those restaurant employees whose working hours during this challenging period fell below 30 hours per week, Denny's stepped in and fully paid the employee's portion of the medical insurance premiums in addition to covering the employer portion at an additional cost of over $1.1 million. Denny's also developed a broad-based plan to address COVID-19-related sick leave, providing employees up to 10 days of paid sick leave while complying with quarantine protocols due to either testing positive or having direct exposure to someone with a positive test result, based on CDC guidelines and local ordinance, as applicable.

Numerous policy changes have been made or been influenced by the feedback we receive through periodic employee engagement surveys. In addition, our compensation and performance evaluation systems are carefully designed to maintain pay equity by focusing pay decisions on experience and performance to ensure the Company retains a highly productive workforce to operate our business while providing a high level of service to our guests.

And finally, sexual harassment and racial discrimination have no place in the workplace anywhere, especially at Denny's. We pride ourselves on recognition by Newsweek and the Best Practice Institute as one of the top 100 best places to work in America[12], and our Diverse, Equitable and Inclusive Culture has resulted in one of the most ethnically diverse companies in the world, with over a 75% minority workforce, over 80% minority restaurant manager positions, over a 50% minority board of directors and over 50% minority ownership among our franchisees[13]. Clearly, our press for an excellent work environment, our top performance in supplier diversity, and our wage policies are distant from any claim of discrimination.

In light of our practices noted above, the Board believes this proposal is redundant and unnecessary and that devoting resources to preparing this analysis would be inefficient and not in the best interests of stockholders. For the above reasons the Board recommends that the stockholders vote **AGAINST** this proposal, if properly presented at the meeting.

[1] https://s29.q4cdn.com/169433746/files/doc_presentations/2022/02/Investor-Presentation-February-April-2022-FINAL.pdf.

[2] https://www.nber.org/papers/w29213

[3] https://www.pressherald.com/2017/04/05/dozens-of-servers-weigh-in-on-both-sides-of-tip-credit-issue/?rel=related

[4] https://www.pressherald.com/2018/01/11/maine-voices-after-success-in-getting-tip-credit-restored-in-maine-its-time-to-go-national/

[5] https://nmpoliticalreport.com/2019/03/12/disagreement-continues-on-minimum-wage-legislation/

[6] https://www.santafenewmexican.com/news/local_news/new-mexico-governor-signs-minimum-wage-increase/article_8747b39d-0161-5388-a5d7-2b2071fe91d4.html

[7] https://totalfood.com/upstate-waitress-raczynski-nyc-tip-credit-elimination/

[8] https://www.change.org/p/supporters-of-the-tip-credit-in-new-york

[9] https://www.washingtonblade.com/2018/05/10/opinion-vote-no-initiative-77/

[10] https://www.nationalreview.com/2018/05/initiative-77-bad-deal-for-restaurant-servers/

[11] https://www.census.gov/content/dam/Census/library/working-papers/2016/adrm/carra-wp-2016-03.pdf

[12] https://www.newsweek.com/americas-most-loved-workplaces-2021

[13] http://dennysdiversityreport.com/

RELATED PARTY TRANSACTIONS

Wells Fargo Bank, National Association ("Wells Fargo") is disclosed as a related person because its parent holding company, Wells Fargo & Company, has disclosed beneficial ownership in excess of 5% of our Common Stock in its filings with the SEC as described further under "Equity Security Ownership-Principal Stockholders" in this Proxy Statement. Wells Fargo serves as the administrative agent (and provides related interest rate swaps) with respect to our bank credit facility, the administrator and trustee of our 401(k) retirement and deferred compensation plans, and our depositary bank and it receives customary interest and fees in connection with such capacities.

During the Company's last fiscal year, other than the transactions and relationships set forth above, there were no transactions that occurred or relationships that existed between the Company and its directors, director nominees, executive officers, 5% stockholders or their respective immediate family members that require disclosure under SEC regulations.

The Company maintains a written policy and procedures for the review, approval or ratification of related party transactions. Pursuant to the Company's Related Party Transaction Policy and Procedures, the Company will enter into or ratify transactions with "related parties" (as the term is defined in Item 404 of Regulation S-K) only when the Board, acting through the Governance Committee determines that the related party transaction in question is in, or is not inconsistent with, the best interests of the Company and its stockholders, including but not limited to situations where the Company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the Company provides or receives products or services to or from a related party on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally. Accordingly, the Governance Committee will review the material facts of all proposed related party transactions that require approval and either approve or disapprove of the entry into the related party transaction. If advance Governance Committee approval of a related party transaction is not feasible, then the related party transaction will be considered and, if the Governance Committee determines it to be appropriate, ratified at the committee's next regularly scheduled meeting. In determining whether to approve or ratify a related party transaction, the Governance Committee will take into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction.

CODE OF ETHICS

Denny's Corporation has adopted a code of ethics entitled "Denny's Code of Conduct" which is applicable to the Company's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Corporate Controller, all other executive officers and key financial and accounting personnel as well as each salaried employee of the Company. The Denny's Code of Conduct is posted on the Company's website at www.dennys.com.

The Company will post on its website any amendments to, or waivers from, a provision of the Denny's Code of Conduct that applies to the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Chief Accounting Officer and Corporate Controller or persons performing similar functions, and that relates to (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely, and understandable disclosure in reports and documents that Denny's Corporation files with, or submits to, the SEC and in other public communications made by Denny's Corporation; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violations of Denny's Code of Conduct to an appropriate person or persons identified in the code; or (v) accountability to adherence to the Code of Conduct.

Denny's is America's Diner, a place shaped by a simple philosophy: *We Love to Feed People*. Our Board and its committees are committed to sustainability, including integrating environmental, social, and governance (ESG) principles into our business strategy in ways that are designed to optimize opportunities to make positive impacts while advancing long-term financial and reputational goals. Our vision is to become the world's largest, most admired, and beloved family of local restaurants; in doing so, we intend to address the interests of all stakeholders in pursuit of our mutual success. Our mission is to leave the world in a better place than we found it and that longstanding commitment is reflected in our company's rich history, in our plans for the future and in the actions we take today. Our dedication to sustainability remains in full force and we anticipate releasing the *Denny's ESG Report* that further details our ESG accomplishments and initiatives.

In 2020 and 2021, we revamped our ESG strategy to align with the broader transformation of our ESG plan. Our executive leadership team and Board recognized the importance of embedding environmental and social priorities within our business operations and approved an enhanced and modernized ESG strategy intended to drive additional progress on initiatives that promote diversity, equity and inclusion ("DE&I"), environmental responsibility, family and community, food safety, our people, and rigorous transparency. Subsequently, in 2021 Denny's completed its first assessment of ESG priorities – examining range of key stakeholders, including investors, customers, employees, and ESG rating organizations. Our analysis of ESG topics included the 17 United Nations Sustainable Development Goals (SDGs). Against this backdrop, we engaged an extensive audience of internal, enterprise-wide leadership, subject matter experts and external stakeholders, and completed an updated ESG assessment. These activities informed our updated ESG initiatives and priorities. The three tenets of our ESG strategy include: (1) Educating, (2) Strengthening, and (3) Guiding.



153 INTERNATIONAL RESTAURANTS IN 11 COUNTRIES AND TWO U.S. TERRITORIES

487 DOMESTIC RESTAURANTS

1640 TOTAL RESTAURANTS

65 COMPANY RESTAURANTS (4%)

96% 1575 FRANCHISED RESTAURANTS

Denny's ESG Pillars



Educating   Strengthening   Guiding

ESG Oversight

The Board and its Committees provide oversight of our practices and reporting with respect to sustainability matters. In 2022, we have broadened our focus and established an ESG task force, which is responsible for leading our ESG strategy and monitoring our corporate social responsibility and environmental sustainability initiatives. This group includes cross-functional subject matter experts from across the Company. In addition, the ESG task force oversees our sustainability disclosures, including the production of our upcoming ESG Report as well as the ESG and Human Capital Management summaries included in this proxy statement and our 2021 Annual Report.

 Educating

Food

We are committed to serving quality food, without sacrificing flavor or value, while maintaining strong routine food safety and cleaning standards. We put the customer first, driving a customer-centric culture. Food safety, including the prevention of foodborne illnesses, is a top priority. We provide our team members with ongoing food safety training and continuously monitor for, review, and address any concerns with regard to food safety protocols. In addition to our internal quality control measures, Denny's also employs an independent third-party food safety firm to ensure proper training, effective food safety protocols and the achievement of the highest standards for cleanliness throughout our restaurants.

Additionally, we know that nutrition is an important component in living a healthy lifestyle. We provide our customers with a nutrition guide, located on our website, to inform our customers about the nutritional content of our food products. For example, we have been working to expand our menu to include additional plant-based items in order to provide our customers with even more healthy options.

The Environment

Denny's believes it has a responsibility to protect the planet by continuously looking for ways to decrease energy consumption and reduce waste. We are committed to addressing environmental risks by adopting sustainable practices throughout our business.

We believe that the environment is shared by us all. We are continuously researching and designing innovative ways to not only create environmental awareness among stakeholders but to also cultivate a more sustainable supply chain, putting green initiatives in place for all new construction and designing innovative ways to boost efficiency.

We employ recycling bins for aluminum, plastic, and paper, and automatic sensors on key equipment and control systems. Recycling is highly encouraged throughout our support centers and all restaurant locations. As of December 29, 2021, at our Spartanburg Support Center, we were able to recover approximately 3,830 lbs of organic materials.

Energy

In 2015, we began implementing LED lights at all of our new greenfield locations and Spartanburg support center. In addition, we began transitioning all the lights at our company-operated restaurants to LED fixtures. From this transition, we were able to determine that by 2015, as compared to 2014, the LED lighting changes had yielded an estimated

9% AVERAGE REDUCTION IN ELECTRICITY USAGE

at company-operated restaurants or approximately 37,000 kWh per restaurant annually.

With a view towards further reducing carbon emissions, we are partnering with Tesla to install car charging stations at select Denny's restaurants. We expect to have our first car charging station in late-2022 and plan to expand this amount to at least two locations by the end of 2022.







Strengthening

Family and Community

Denny's is more than just a restaurant; it's a home away from home. We are proud to give back to local and national organizations that impact children and families in need. Denny's is focused on contributing to our communities through charity and fundraising, educational sponsorship, and local community development through various support groups, food drives, and partnerships with local schools and universities. Some 2021 highlights include:

Our Mobile Relief Diner, which is a fully functional "diner-on-wheels" mobile kitchen, was dispatched to several areas impacted by natural disasters. We provided free meals to those communities in need. To aid in the recovery efforts, we provided free meals to those communities in need	A continued partnership with No Kid Hungry® to help end childhood hunger and ensure that kids get the food they need	Donations to St. Jude Children's Research Hospital® ("St. Jude") to raise awareness and provide financial support toward cures for childhood cancers and other life-threatening diseases

As of December 29, 2021, Denny's has raised over $11 million

114
MILLION MEALS

for hungry children.

We continually strive to use our knowledge, talents and resources to improve the quality of life in our communities. We are committed to making a positive and meaningful difference in the neighborhoods where we work and live. Therefore, we measure success not only in financial terms, but in our ongoing efforts to reduce inequalities through quality education, addressing food insecurities, good health and well-being, and empowering individuals in low to moderate income communities. Our team members are encouraged to volunteer in their community. At our support centers, we encourage our employees to engage with the local communities by providing 24 PTO hours for volunteering each year. We are proud to be able to support many events and organizations across youth sports, education programs, and community development organizations.

Diversity, Equity & Inclusion

We have a culture that embraces openness for all people, ideas and perspectives. We are committed to fostering and embracing a diverse community in which employees share a mutual understanding and respect for each other. Our pledge to diversity and inclusion encompasses our commitment to equal employment opportunity. Our Diversity, Equity, and Inclusion ("DE&I") Council is sponsored by our CEO and chaired by our Vice President of Diversity, Equity, and Inclusion.

Our commitment to diversity, inclusion and belonging starts with our goal to attract, retain and develop a workforce that is diverse in background, knowledge, skill and experience. As of December 29, 2021, we had approximately 3,300 employees, with diverse team members making up approximately 75% of Denny's total workforce and 80% of restaurant management. Furthermore, approximately 58% of our restaurants are owned by diverse franchisees and of the 58%, approximately 24% are owned by women.

6%	24%	58%
LBGT OWNED	FEMALE OWNED	MINORITY OWNED

6%	AFRICAN AMERICAN
13%	HISPANIC
5%	ASIAN PACIFIC
48%	ASIAN INDIAN
6%	MID EASTERN
58%	**TOTAL % OF MINORITY FRANCHISE UNITS**

We have also established six business resource leadership groups for Denny's employees to provide encouragement and an enhanced sense of belonging through informal mentoring, participation in professional and community events and access to personal and professional development and growth opportunities. Additionally, they help foster a more inclusive work environment, improve communication and trust among employees and enhance understanding of all employees about the value of diversity. The six business resource groups include the African American Leadership Group, Emerging Leaders Group, Hispanic Leadership Group, LGBTQ Leadership Group, Veterans Leadership Group, and Women's Leadership Group.

     

We prioritize transparency and open communication with our team members, continuously listening and acting on their feedback, including through surveys, town halls, and other communications. We maintain a culture of engagement, working to recognize and reward our team members through various initiatives and recognition platforms that help drive retention. As we continue to further improve the diversity at Denny's, we plan on partnering with Historically Black Colleges and Universities ("HBCU") and Hispanic Association of Colleges and Universities ("HACU") to build and maintain a talent pipeline through recruitment and internship programs.



Our People

Denny's believes opportunities thrive every day in our restaurants. It's inherent in our values, the benefits that we provide for our team members, and our commitment to make a difference in our local communities. We uphold the principle of human rights, worker safety and observing fair labor practices within our organization and within our supply chain.

We believe that providing competitive total compensation, benefits and wellness resources to our people is vital to ensuring we attract and retain the best team in the industry. We regularly review our compensation model to ensure fair and inclusive pay practices. We strive to provide a comprehensive and competitive benefits package that supports the physical and mental well-being of our workforce, including a focus on financial wellness. Common benefits offered include medical, wellness, dental and vision benefits, a 401(k)-match program, survivor benefits, and disability coverage.

We are continually looking for ways to offer our employees opportunities to further educate and develop themselves. Our Breakthrough Leadership Training and Development program provides exclusive access to creative and interactive employee education curricula, leadership workshops, simulations, as well as mobile learning and training videos. Denny's team members are eligible for tuition and education reimbursement. We reimburse our employees up to $2,000 annually for eligible expenses related to furthering their education.

All workers should be treated fairly and with dignity and respect. We do not tolerate any form of discrimination or harassment based on age, race, color, religion, disability, national origin, gender, sexual orientation, gender identity or expression, ancestry, citizenship, military status or any other characteristic protected by law. In order to create an environment of belonging, we provide ongoing DE&I training such as Rules to Live By Training and Unconscious Bias Training.

 Guiding

Our Approach to ESG

At Denny's we emphasize a culture of accountability and conduct our business in a manner that is fair, ethical, and responsible to earn the trust of our stakeholders, including customers, team members, and stockholders. We also maintain robust risk management programs to ensure compliance with applicable laws and regulations governing ethical business practices.

Ethics

We are committed to excellence in corporate governance practices, including an emphasis on a culture of accountability in line with our values. We operate responsibly by ensuring ESG issues are integrated into our overall governance, risk management, business strategy and priorities. Key ESG governance priorities include:

Developing cohesive communications while providing advanced, peer-comparable disclosures	Integrating ESG matters into our overall governance structure and enterprise risk management framework	Advancing data identification, collection, quality, accuracy	Proactively engaging stakeholders

Public Policy & Engagement

At Denny's, our code of conduct (the "Code") is provided to each of our suppliers, employees, and board of directors outlining our expectations. Our purpose and guiding principles are interwoven throughout the Code. The principles that guide us are: Guests First, Embrace Openness, Proud of our Heritage, Hungry to Win and The Power of We. Our strong ESG governance is also reflected in many of our policies and practices, including our Employee Code of Conduct, Supplier Code of Conduct, and our Insider Trading Policy. Our Board and its committees help set the tone for our Company and meet regularly to review policies, current regulations and industry best practices.

Since the start of the COVID-19 pandemic in 2020 and throughout 2021, the health and safety of Denny's employees and their families has been our highest priority. In 2020, Denny's management team created a written response plan for employees with symptoms of, exposure to, or diagnosis of COVID-19. Furthermore, our Company leaders committed to promoting the health and safety of our employees in accordance with the U.S. Centers for Disease Control and Prevention (CDC) and World Health Organization (WHO) guidelines. As part of our COVID-19 response, we implemented enhanced safety policies, procedures, and protocols to ensure a safe workplace for our employees.

Our internal compliance, audit and risk management functions oversee compliance with applicable laws and regulations and coordinate with subject matter experts throughout the Company to identify, monitor and mitigate risk, including information security risks. Awareness of information security and confidentiality is provided during the Company's employee on-boarding processes. Additionally, awareness of Company policies, and information security processes and procedures, are provided to our employees on a regular basis using a variety of communication platforms. Training is reviewed and updated as the threat landscape changes, and new programs are developed as needed.

OTHER MATTERS

Expenses of Solicitation

The Company will pay the costs of solicitation of proxies, including the cost of assembling and mailing this Proxy Statement and the material enclosed herewith. In addition to the use of the mails, proxies may be solicited personally, by telephone or facsimile or by corporate officers and employees of the Company without additional compensation. If you vote via the telephone or Internet or participate in the Annual Meeting through the Internet, you may incur costs associated with the telephone or electronic access, such as usage charges from Internet access providers and telephone companies, which the Company will not reimburse. The Company intends to request brokers and banks holding stock in their names or in the names of nominees to solicit proxies from their customers who own such stock, where applicable, and will reimburse them for their reasonable expenses of mailing proxy materials to their customers.

Discretionary Proxy Voting

In the event that any matters other than those referred to in the accompanying Notice of Meeting should properly come before and be considered at the Annual Meeting, it is intended that proxies in the accompanying form will be voted thereon in accordance with the judgment of the person or persons voting such proxies.

2023 Stockholder Proposals

In order for stockholder proposals intended to be presented at the Annual Meeting of Stockholders to be held in 2023 (the "2023 Annual Meeting") to be eligible for inclusion in the proxy statement and the form of proxy for such meeting, they must be received by the Company at the corporate address set forth above no later than December 8, 2022. Regarding stockholder nominations of directors and stockholder proposals intended to be presented at the 2023 Annual Meeting but not included in the proxy statement, including stockholder nominations of directors, pursuant to Article II, Sections 2 and 3 of the By-laws, respectively, written notice of such proposals, to be timely, must be received by the Company no earlier than February 17, 2023 and no later than March 19, 2023 (i.e., no more than 90 days and no less than 60 days prior to May 18, 2023, the first anniversary of the Annual Meeting). In the event that the date of the 2023 Annual Meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date, then to be timely such notice must be received by the Company no later than the later of (i) 70 days prior to the date of the meeting or (ii) the 10th day following the day on which public announcement of the date of the meeting was made. All such nominations and proposals for which timely notice is not received in the manner described above will be ruled out of order at the meeting, resulting in any such nominee not being eligible for election or such proposal's underlying business not being eligible for consideration at the meeting. Such notices must contain the information specified in the By-laws, including information concerning the proposed nominee or proposal and information about the stockholder's ownership of Common Stock.

To comply with the universal proxy rules, once effective, stockholders who intend to solicit proxies in support of director nominees other than our nominees, must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 19, 2023.

Electronic Access to Future Proxy Materials and Annual Reports

Most stockholders may elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. If you are a stockholder of record, you can choose this option for future proxy statements and annual reports by indicating in the comment section of your proxy card or by following the instructions provided for you if you vote over the Internet or by telephone. If you hold Common Stock through a bank, broker or other holder of record, please refer to the information provided by that entity for instructions on how to elect to view future proxy statements and annual reports over the Internet.

If you choose to view future proxy statements and annual reports only over the Internet, next year you will receive a notice in the mail with instructions containing the Internet address of those materials.

Your choice will remain in effect indefinitely until you give notification otherwise by following the instructions to be provided.

Householding of Annual Meeting Materials

Certain banks, brokers, broker-dealers and other similar organizations acting as nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement and the Company's annual report for the fiscal year ended December 29, 2021 may have been sent to multiple stockholders in your household. If you would prefer to receive separate copies of a proxy statement or annual report in your household, either now or in the future, please contact your bank, broker, broker-dealer or other similar organization serving as your nominee. Upon written or oral request to the Denny's Corporation, Investor Relations, at the corporate address set forth in "General – Stockholder Voting – Voting by Proxy" in

this Proxy Statement, the Company will promptly provide separate copies of this Proxy Statement and/or the Company's annual report for the fiscal year ended December 29, 2021. Stockholders sharing an address who are receiving multiple copies of this Proxy Statement and/or the Company's annual report for the fiscal year ended December 29, 2021 and who wish to receive a single copy of these materials in the future will need to contact their bank, broker, broker-dealer or other similar organization serving as their nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

FORM 10-K

A copy of the Company's Form 10-K for the fiscal year ended December 29, 2021 as filed with the SEC is available, without charge, upon written request directed to Denny's Corporation, Investor Relations, at the corporate address set forth in "General – Stockholder Voting – Voting by Proxy" in this Proxy Statement.

DENNY'S CORPORATION
Reconciliation of Net Income (Loss) and Net Cash Provided by (Used in) Operating Activities to
Non-GAAP Financial Measures
(Unaudited)

The Company believes that, in addition to U.S. generally accepted accounting principles (GAAP) measures, certain non-GAAP financial measures are appropriate indicators to assist in the evaluation of operating performance and liquidity on a period-to-period basis. The Company uses Adjusted EBITDA, Adjusted Free Cash Flow, Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share internally as performance measures for planning purposes, including the preparation of annual operating budgets, and for compensation purposes, including incentive compensation for certain employees. Adjusted EBITDA is also used in the calculation of financial covenant ratios in accordance with the Company's credit facility. Adjusted Free Cash Flow is also used as a non-GAAP liquidity measure by Management to assess the Company's ability to generate cash and plan for future operating and capital actions. Management believes that the presentation of Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share and Adjusted Free Cash Flow provide useful information to investors and analysts about the Company's operating results, financial condition or cash flows. However, each of these non-GAAP financial measures should be considered as a supplement to, not a substitute for, operating income (loss), net income (loss), net income (loss) per share, net cash provided by (used in) operating activities, or other financial performance and liquidity measures prepared in accordance with GAAP.

($ in thousands)	Fiscal Year Ended			
	12/29/2021	12/30/2020[1]	12/25/2019	12/26/2018
Net income (loss)	$ 78,073	$ (5,116)	$117,410	$ 43,693
Provision for (benefit from) income taxes	26,030	(1,999)	31,789	$ 8,557
Operating (gains), losses and other charges, net	(46,105)	1,808	(91,180)	$ 2,620
Other nonoperating expense (income), net	(15,176)	(4,171)	(2,763)	$ 619
Share-based compensation	13,602	7,948	6,694	$ 6,038
Deferred compensation plan valuation adjustments	2,089	1,606	2,580	$ (1,037)
Interest expense, net	15,148	17,965	18,547	$ 20,745
Depreciation and amortization	15,446	16,161	19,846	$ 27,039
Cash payments for restructuring charges and exit costs	(1,767)	(2,981)	(2,581)	$ (1,050)
Cash payments for share-based compensation	(1,758)	(4,578)	(3,559)	$ (1,934)
Adjusted EBITDA	$ 85,582	$26,643	$ 96,783	$105,290

_____
[1] Includes 53 operating weeks.

DENNY'S CORPORATION
Reconciliation of Net Income (Loss) and Net Cash Provided by (Used in) Operating Activities to Non-GAAP Financial Measures Continued (Unaudited)

($ in thousands)	Fiscal Year Ended			
	12/29/2021	12/30/2020[1]	12/25/2019	12/26/2018
Net cash provided by (used in) operating activities	$ 76,173	$ (3,137)	$ 43,327	$ 73,690
Capital expenditures	(7,355)	(6,962)	(13,975)	(22,025)
Acquisition of restaurants and real estate	(10,369)	-	(11,320)	(10,416)
Cash payments for restructuring charges and exit costs	(1,767)	(2,981)	(2,581)	(1,050)
Cash payments for share-based compensation	(1,758)	(4,578)	(3,559)	(1,934)
Deferred compensation plan valuation adjustments	2,089	1,606	2,580	(1,037)
Other nonoperating expense (income), net	(15,176)	(4,171)	(2,763)	619
Gains (losses) on investments	(21)	123	180	9
Gains (losses) on early extinguishment of debt and leases	523	(224)	4	171
Amortization of deferred financing costs	(1,105)	(876)	(608)	(607)
Gains (losses) and amortization on interest rate swap derivatives, net	12,629	2,164	-	-
Interest expense, net	15,148	17,965	18,547	20,745
Cash interest expense, net[2]	(17,152)	(18,047)	(17,551)	(19,595)
Deferred income tax expense	(14,097)	(3,981)	(16,005)	(6,193)
(Increase) Decrease in tax valuation allowance	5,031	3,041	2,935	(121)
Provision for (benefit from) income taxes	26,030	(1,999)	31,789	8,557
Income taxes paid, net	(9,942)	(6)	(24,147)	(3,254)
Changes in operating assets and liabilities				
Receivables	(1,373)	(6,378)	2,030	4,722
Inventories	3,879	(101)	(1,668)	(141)
Other current assets	(7,454)	3,872	4,108	(921)
Other noncurrent assets	1,881	1,816	4,581	(2)
Operating lease assets and liabilities	1,521	(844)	601	-
Accounts payable	(6,608)	10,682	5,170	5,147
Accrued payroll	(3,113)	2,835	3,826	(2,175)
Accrued taxes	317	774	2,043	(283)
Other accrued liabilities	(12,684)	5,525	4,144	1,676
Other noncurrent liabilities	5,517	5,510	(1,898)	4,418
Adjusted Free Cash Flow	$ 40,764	$ 1,628	$ 29,790	$ 50,000

[1] Includes 53 operating weeks.

[2] Includes cash interest expense, net and cash payments of approximately $3.3 million and $1.9 million for dedesignated interest rate swap derivatives for the years ended December 29, 2021 and December 30, 2020, respectively.

DENNY'S CORPORATION
Reconciliation of Net Income (Loss) and Net Cash Provided by (Used in) Operating Activities to
Non-GAAP Financial Measures Continued
(Unaudited)

($ in thousands, except per share amounts)	Fiscal Year Ended			
	12/29/2021	12/30/2020[1]	12/25/2019	12/26/2018
Adjusted EBITDA	$ 85,582	$ 26,643	$ 96,783	$105,290
Cash interest expense, net[2]	(17,152)	(18,047)	(17,551)	$ (19,595)
Cash paid for income taxes, net	(9,942)	(6)	(24,147)	$ (3,254)
Cash paid for capital expenditures and real estate acquisitions	(17,724)	(6,962)	(25,295)	$ (32,441)
Adjusted Free Cash Flow	$ 40,764	$ 1,628	$ 29,790	$ 50,000
Net income (loss)	$ 78,073	$ (5,116)	$117,410	43,693
(Gains) losses and amortization on interest rate swap derivatives, net	(12,629)	(2,164)	-	-
Gains on sales of assets and other, net	(47,822)	(4,678)	(93,608)	(513)
Impairment charges	442	4,083	-	1,558
Tax effect[3]	15,002	706	24,057	(171)
Adjusted Net Income (Loss)	$ 33,066	$ (7,169)	$ 47,859	44,567
Diluted weighted-average shares outstanding	65,573	60,812	61,883	65,562
Net Income (Loss) Per Share - Diluted	$ 1.19	$ (0.08)	$ 1.90	$ 0.67
Adjustments Per Share	$ (0.69)	$ (0.04)	$ (1.13)	$ 0.01
Adjusted Net Income (Loss) Per Share	$ 0.50	$ (0.12)	$ 0.77	$ 0.68

[1] Includes 53 operating weeks.

[2] Includes cash interest expense, net and cash payments of approximately $3.3 million and $1.9 million for dedesignated interest rate swap derivatives for the years ended December 29, 2021 and December 30, 2020, respectively.

[3] Tax adjustments for years ended December 29, 2021, December 30, 2020, December 25, 2019, and December 26, 2018, reflect an effective rate of 25.0%, 25.6%, 25.7% and 16.4%, respectively.



Notice of Annual Meeting and Proxy Statement

Annual Meeting of Stockholders to be held May 18, 2022